Execution Version

PURCHASE AGREEMENT
by and between
GENERAL CABLE CORPORATION
and
M M LOGISTICS CO., LTD.
Dated as of June 25, 2015

The Purchase Agreement contains representations and warranties of each party to the Purchase Agreement that were made solely for the benefit of the other party to the Purchase Agreement. Such representations and warranties (i) have been qualified by information contained in confidential disclosure schedules delivered to MM Logistics Co., Ltd. by General Cable in connection with signing the Purchase Agreement, (ii) are subject to materiality qualifications contained in the Purchase Agreement, (iii) were made only as of the date of the Purchase Agreement or such other date as is specified in the Purchase Agreement, and (iv) may have been included in the Purchase Agreement for the purpose of allocating risk between the parties rather than establishing matters as facts.   The Purchase Agreement is included with this filing only to provide stockholders with information regarding the terms of the Purchase Agreement, and not to provide stockholders with any other factual or disclosure information regarding the parties or their respective businesses.

i

4.8	Employee Matters.	31
4.9	New Zealand Employee Matters.	32
4.1	Record Retention	34
4.11	Indemnification of Directors and Officers; Insurance.	34
4.12	Tax Matters.	36
4.13	NZ GST.	41
4.14	Appointment of New Thailand Directors	41
4.15	Sale of Shares by Resigning Thailand Directors	42
4.16	2016 Thailand Dividends	42
4.17	NonCompetition Obligations of the Seller.	42
4.18	Conduct of Business post-Closing.	44
4.19	Further Assurances	45
4.2	Transaction Documents	45
4.21	Lowest Price	45
4.22	Assignments.	46
4.23	Designated Affiliates	46
ARTICLE V INDEMNIFICATIONS; SURVIVAL		47
5.1	Indemnification by the Seller	47
5.2	Indemnification by the Buyer	48
5.3	Losses Net of Insurance, Etc	49
5.4	Termination of Indemnification	51
5.5	Procedures Relating to Indemnification.	51
5.6	Survival of Representations and Warranties	53
5.7	Tax Treatment of Indemnification Payments	53
ARTICLE VI CONDITIONS TO THE CLOSING		53
6.1	Conditions of the Buyer’s Obligation	53
6.2	Conditions of the Seller’s Obligation	57
ARTICLE VII DEFINITIONS		60
ARTICLE VIII TERMINATION		70
8.1	Termination	70
8.2	Effect of Termination	71
ARTICLE IX MISCELLANEOUS		71
9.1	Australian Privacy Laws	71
9.2	Expenses	72
9.3	Stamp Duty	72
9.4	Governing Law.	72
9.5	Jurisdiction; Service of Process	72
9.6	Waiver of Jury Trial	72
9.7	Attorneys’ Fees	73
9.8	Waiver; Remedies Cumulative	73
9.9	Notices	73
9.1	Assignment	74
9.11	No Third-Party Beneficiaries	75
9.12	Amendments	75

ii

9.13	Disclosure Schedules	75
9.14	Non-Recourse	76
9.15	Construction	76
9.16	Entire Agreement	76
9.17	Severability	76
9.18	Mutual Drafting	77
9.19	Counterparts; Facsimile	77
9.2	Limitation on Liability	77
9.21	Specific Performance	77
9.22	No Joint Venture	77
9.23	Effectiveness	77

iii

PURCHASE AGREEMENT
This PURCHASE AGREEMENT (the “Agreement”) is made as of June 25, 2015 by and between M M LOGISTICS CO., LTD., a Thai incorporated company (the “Buyer”), and GENERAL CABLE CORPORATION, a Delaware corporation (the “Seller”). The Seller and the Buyer are sometimes referred to individually as a “Party” and collectively as the “Parties”. Certain capitalized terms that are used herein are defined in ARTICLE VII below.
WHEREAS, as of the date hereof, PDIC Thailand Holdings, LLC, a Delaware limited liability company and an Affiliate of the Seller (“Thailand Holdings”), owns 100.0% of the PDITL Equity (as defined below) and owns 100.0% of the PD Trading Equity (as defined below); and the Seller owns 100.0% of the equity of GK Technologies, Incorporated, a New Jersey corporation (“GK Tech”), which owns 100.0% of the equity of General Cable Industries, Inc., a Delaware corporation (“GC Industries”), which owns 100.0% of the equity of Phelps Dodge International Corporation, a Delaware corporation (“PDIC”), which owns 100.0% of the equity of Thailand Holdings; and
WHEREAS, as of the date hereof, (a) EPA Holdings Limited, a Hong Kong limited liability company and an Affiliate of the Seller (“China Holdings”), owns 100.0% of the China Equity (as defined below); and the Seller owns 100.0% of the equity of GK Tech, which owns 100.0% of the equity of General Cable Overseas Holdings, LLC, a Delaware limited liability company (“Overseas Holdings”), which owns 100.0% of the equity of GC Global Holdings, Inc., a Delaware corporation (“Global Holdings”); and GK Tech and Global Holdings own 99.0% and 1.0%, respectively, of the partnership interests of General Cable Holdings Netherlands C.V., a limited partnership (commanditaire vennootschap) formed under the laws of the Netherlands (“Netherlands Holdings”), which owns 100.0% of the equity of China Holdings and (b) China Holdings is the creditor under the Intercompany Loans; and
WHEREAS, as of the date hereof, General Cable Holdings New Zealand, a New Zealand company incorporated under the Companies Act 1993 (New Zealand) with unlimited liability and an Affiliate of the Seller (“Australia Holdings” and, collectively with Thailand Holdings and China Holdings, the “Equity Sellers”), owns 100.0% of the Australia Equity (as defined below); and the Seller owns 100.0% of the equity of GK Tech, which owns 100.0% of the equity of Overseas Holdings, which owns 100.0% of the equity of Global Holdings; and GK Tech owns 100.0% of the equity of GC Industries; and GK Tech, GC Industries and Global Holdings own 86.17%, 12.96% and 0.87%, respectively, of the equity of Australia Holdings; and
WHEREAS, as of the date hereof, General Cable New Zealand Limited, a New Zealand limited liability company incorporated under the Companies Act 1993 (New Zealand) and an Affiliate of the Seller (“Asset Seller”), owns certain assets, subject to certain Liabilities; and Australia Holdings owns 100.0% of the equity of Asset Seller; and

WHEREAS, the Parties desire that, subject to the terms and conditions of this Agreement, in exchange for the consideration set forth herein, the Buyer shall purchase 100% of the Company Equity (as defined below) and substantially all of the assets, subject to the assumption of certain liabilities, of Asset Seller.
NOW, THEREFORE, in consideration of the premises and the mutual promises made herein, and in consideration of the representations, warranties, covenants and agreements herein contained, intending to be legally bound, the Parties hereby agree as follows:
ARTICLE I
THE CLOSING; PURCHASE AND SALE OF EQUITY AND ASSETS
1.1    Purchase of Company Equity and Intercompany Loans.
(a)    At the First Closing, subject to the terms and conditions of this Agreement, including the conditions precedent to Closing set forth in Section 6.1 and Section 6.2 below, as applicable, the Buyer shall (or shall cause its Designated Affiliates to) purchase and accept from Thailand Holdings and the Seller shall cause Thailand Holdings to sell, transfer and deliver to the Buyer, the PDITL Equity and the PD Trading Equity, each free and clear of any Liens other than Permitted Liens.
(b)    At the Second Closing, subject to the terms and conditions of this Agreement, including the conditions precedent to Closing set forth in Section 6.1 and Section 6.2 below, as applicable, the Buyer shall (or shall cause its Designated Affiliates to) purchase and accept from China Holdings and Australia Holdings and the Seller shall cause China Holdings and Australia Holdings to sell, transfer and deliver to the Buyer, (i) the China Equity and the Australia Equity, respectively, each free and clear of any Liens other than Permitted Liens and (ii) the Intercompany Loans.
1.2    Purchase of Assets. At the Second Closing, subject to the terms and conditions of this Agreement, including the conditions precedent to Closing set forth in Section 6.1 and Section 6.2 below, as applicable, the Seller shall cause the Asset Seller to sell, assign, transfer, convey and deliver to the Buyer (or its Designated Affiliates), and the Buyer shall (or shall cause its Designated Affiliates to) purchase from Asset Seller, free and clear of any Liens other than Permitted Liens, all of Asset Seller’s right, title and interest in, to and under all of the assets, properties and rights of Asset Seller (for avoidance of doubt, any and all assets other than the Excluded Assets) including the following (collectively, the “Purchased Assets”):
(a)    all accounts receivable;
(b)    all inventory, including raw materials, work-in-progress and finished goods;

(c)    all Business Agreements, as well as other unperformed agreements and unaccepted bids and quotes;
(d)    all vehicles, machinery, equipment, furniture, tools, supplies and other tangible personal property;
(e)    all intellectual property and technology;
(f)    all supplier and customer lists;
(g)    all prepaid assets, prepaid expenses, claims for refund, rights to offset and deposits;
(h)    all books and records; provided, however, that Asset Seller shall be able to retain copies of such books and records;
(i)    all Governmental Authorizations to the extent transferable to the Buyer;
(j)    all real properties;
(k)    the right of proceeds from the excluded insurance policies under Section 1.3(c) if the Seller is entitled to receive such proceeds; and
(l)    all claims of Asset Seller against any Person to the extent relating to any of the Purchased Assets or the Assumed Liabilities.
1.3    Excluded Assets. Notwithstanding the foregoing, the Purchased Assets shall not include the following assets (collectively, the “Excluded Assets”):
(a)    all cash and cash equivalents, deferred income Tax assets and all current income Tax receivables of Asset Seller;
(b)    all books and records which (i) Asset Seller is required by Law to retain; (ii) relate to any other Excluded Assets; or (iii) constitute Asset Seller’s minute books or other general company records;
(c)    all insurance policies and insurance benefits under Seller’s global policies;
(d)    all claims of Asset Seller against any Person to the extent relating to any of the Excluded Assets or the Excluded Liabilities;
(e)    all claims for and rights of Asset Seller to receive refunds, rebates or similar payments of Taxes and other charges of Government Entities, all Tax Returns and all notes, worksheets, files or documents relating thereto; and

(f)    all rights that accrue to Asset Seller under the Transaction Documents.
1.4    Assumed Liabilities. Subject to the terms and conditions set forth herein, the Buyer shall (or shall cause its Designated Affiliates to) assume and agree to pay, perform and discharge when due any and all Liabilities of Asset Seller arising out of or relating to Leave Benefits for Transferred Employees (subject to the limitations provided for in Section 4.8(c)), the Business, the Business Agreements or the Purchased Assets on or after the Second Closing, other than the Excluded Liabilities (collectively, the “Assumed Liabilities”).
1.5    Excluded Liabilities. Neither the Buyer nor its Designated Affiliates shall assume and shall be responsible to pay, perform or discharge any of the following liabilities or obligations of Asset Seller (collectively, the “Excluded Liabilities”):
(a)    all Liabilities relating to the Excluded Assets; and
(b)    all Liabilities of Asset Seller under the Transaction Documents.
1.6    Consideration.
(a)    Subject to adjustment in accordance with Section 1.9 below, the total purchase price is $175,000,000, plus the Preliminary Net Cash Amount, which is $30,221,269 (together, the “Purchase Price”, which is $205,221,269).
(b)    The Purchase Price shall be allocated as follows:
(i)    The purchase price for the PDITL Equity is $87,500,000, plus the Preliminary Net Cash Amount for PDITL (the “PDITL Equity Purchase Price”, which is $92,159,076);
(ii)    The purchase price for the PD Trading Equity is $0, plus the Preliminary Net Cash Amount for PD Trading (the “PD Trading Equity Purchase Price”, which is $498,514);
(iii)    The purchase price for the China Equity is $25,000,000, plus the Preliminary Net Cash Amount for GC China (the “China Equity Purchase Price”, which is $45,273,048);
(iv)    The purchase price for the Intercompany Loans is $40,000,000 (the “Intercompany Loan Purchase Price”); and
(v)    The purchase price for the Australia Equity is $5,000,000, plus the Preliminary Net Cash Amount for GC Australia (the “Australia Equity Purchase Price”, which is $9,790,632);

(vi)    The purchase price for the Purchased Assets is $17,500,000 plus NZ GST (if any), plus the assumption of the Assumed Liabilities (the “Asset Purchase Price”).
(c)    Each Party shall use the allocations set forth above and on Exhibit 1.6 for purposes of all Tax filings and Tax Returns, including any amendment or refiling thereof, and will not take any action inconsistent with such allocations. Each of these allocations is also subject to adjustment to the extent of changes to the Purchase Price pursuant to the adjustments contemplated by Section 1.9 or this Section 1.6(c), if applicable. Such adjustments to the Purchase Price shall be specifically allocated among the Company Equity and the Purchased Assets based on the adjustment amounts attributable to each of the components of Company Equity and the Purchased Assets, respectively. If such allocation is disputed by any Government Entity, the Party receiving notice of such dispute will promptly notify the other Party and the Parties will use their commercially reasonable efforts to sustain the final allocation. The Seller and the Buyer will share information and cooperate to the extent reasonably necessary to permit the Transactions to be properly, timely and consistently reported.
(d)    The Buyer shall prepare at its sole cost and expense and deliver to the Seller, within thirty (30) days of the Settlement Date (as defined below), a draft schedule (the “New Zealand Allocation Schedule”) allocating the Asset Purchase Price among the Purchased Assets. The New Zealand Allocation Schedule shall be prepared on a basis consistent with the methodology set forth on Exhibit 1.6. The Seller shall provide the Buyer with such information as is required by the Buyer to prepare and deliver the New Zealand Allocation Schedule. Within thirty (30) days after its receipt of the New Zealand Allocation Schedule, the Seller shall prepare at its sole cost and expense and deliver to the Buyer any proposed changes thereto. If the Buyer and the Seller cannot reach agreement with respect to any disputed matter related to the New Zealand Allocation Schedule, the dispute shall be submitted for resolution to the Accounting Arbitrator (as defined below). The Accounting Arbitrator’s determination with respect to the disputed matter shall be made within thirty (30) days of its submission to the Accounting Arbitrator and shall be final and binding on the Parties, and any fees and expenses relating to the engagement of the Accounting Arbitrator shall be shared equally by the Buyer and the Seller. The New Zealand Allocation Schedule finally determined in accordance with the foregoing provisions shall be binding upon the Buyer and the Seller, and each will file their Tax Returns on a basis consistent with the New Zealand Allocation Schedule.
1.7    Closing. The closing of the Transactions shall take place at the offices of Norton Rose Fulbright LLP, 38/F Jardine House, 1 Connaught Place, Central Hong Kong SAR, commencing at 10:00 a.m. local time (or at such other location as the Parties may agree in writing or via the electronic exchange of execution versions of the Transaction Documents and the signature pages thereto via facsimile or via email by .pdf) on the following dates, in each case unless otherwise agreed to in writing by the Parties:
(a)    in respect of the purchase of PDITL Equity and PD Trading Equity, on August 31, 2015 (the “First Closing”);

(b)    in respect of the purchase of China Equity, Australia Equity, the Intercompany Loans and the Purchased Assets, on the last Business Day of September 2015 (the “Second Closing” and, together with the First Closing, the “Closings” and each a “Closing”).
Subject to ARTICLE VIII below, failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place designated pursuant to this Section 1.7 will not result in the termination of this Agreement and will not relieve any Party of any obligations under this Agreement. The date and time on which the First Closing actually occurs is referred to as the “First Closing Date”, and the date and time on which the Second Closing actually occurs is referred as to the “Second Closing Date”, and each such date is referred to as a “Closing Date”. For all purposes under this Agreement and each of the Transaction Documents, a Closing will be deemed to have occurred at the close of business local time in each applicable jurisdiction on a Closing Date irrespective of the actual occurrence of such Closing at any particular time on such Closing Date.
1.8    Payment of the Purchase Price; Delivery of the Company Equity and Purchased Assets.
(a)    (i) At the First Closing, the Buyer shall pay the PDITL Equity Purchase Price and PD Trading Equity Purchase Price to the Seller or its designees by wire transfer of immediately available funds pursuant to written instructions delivered to the Buyer at least seven (7) Business Days prior to the First Closing Date. (ii) At the Second Closing, the Buyer shall pay the China Equity Purchase Price, Australia Equity Purchase Price, Intercompany Loan Purchase Price and Asset Purchase Price, to the Seller or its designees by wire transfer of immediately available funds pursuant to written instructions delivered to the Buyer at least seven (7) Business Days prior to the Second Closing Date;
(b)    At each Closing, the Seller shall cause the Equity Sellers (with the exception of China Holdings) (i) to deliver to the Buyer (or its Designated Affiliates) all of the certificates representing the Company Equity held by it applicable to such Closing, endorsed in blank or accompanied by duly executed assignment or transfer documents, and (ii) at the relevant Equity Sellers’ own cost and expense (except with respect to the payment of stamp duty or Transfer Taxes), to conduct and complete all formalities and/or requirements under all applicable Laws in order to perfect the transfer of the PDITL Equity, PD Trading Equity and Australia Equity, as applicable, to the Buyer (or its Designated Affiliates);
(c)    At the First Closing, the Seller shall cause Thailand Holdings to deliver to the non-Thai incorporated Designated Affiliate of the Buyer the duly signed share transfer documents, in the form attached hereto as Exhibit 1.8(c) (Form of Share Transfer Document), for the transfer of the PDITL Equity and PD Trading Equity in favor of the Buyer;
(d)    At the Second Closing, the Seller shall cause China Holdings to deliver to the Buyer (or its Designated Affiliates) a Letter of Approval and, as the case may be, an

Approval Certificate of GC China (collectively, the “China Approval Documents”) issued by the China Approval Authority with respect to the Transactions, and, at China Holdings’ own cost and expense (except with respect to the payment of stamp duty or Transfer Taxes), to conduct and complete all formalities and/or requirements under all applicable Laws in order to perfect the transfer of the China Equity to the Buyer (or its Designated Affiliates);
(e)    At the Second Closing, the Seller shall cause Australia Holdings to notify the Buyer (or its Designated Affiliates) of the corporate key for GC Australia issued by the Australian Securities and Investment Commission;
(f)    At the Second Closing, the Seller shall cause Asset Seller to deliver to the Buyer (or its Designated Affiliates) all of the Purchased Assets, subject to all of the Assumed Liabilities, accompanied by duly executed transfer agreements, including a bill of sale, assignment and assumption agreement, and, at Asset Seller’s own cost and expense (except with respect to the payment of stamp duty, Transfer Taxes or NZ GST), to conduct and complete all formalities and/or requirements under all applicable Laws and deliver to the Buyer any and all other documents, certificates, instruments or writings as reasonably required by the Buyer, in order to perfect the transfer of the Purchased Assets, subject to all of the Assumed Liabilities, to the Buyer (or its Designated Affiliates); and
(g)    (i) the transfer of the Purchased Assets, subject to all of the Assumed Liabilities, shall be effected pursuant to short-form transfer agreements, including a bill of sale and assignment and assumption agreement, and (ii) the transfer of the Company Equity and Intercompany Loans shall be effected pursuant to short-form share transfer agreements, forms or other similar documents (the “Share Transfer Documents”), each subject to the terms and conditions of this Agreement and on a country-by-country basis. The Parties shall prepare the short-form transfer agreements and Share Transfer Documents as soon as reasonably practicable after the date of this Agreement and will execute and deliver or cause their respective Affiliates to execute and deliver the short-form transfer agreements and Share Transfer Documents at the relevant Closing upon the terms and subject to the conditions of this Agreement.
1.9    Purchase Price Adjustment. The Purchase Price shall be adjusted (such adjustment may be positive or negative), if at all, on a dollar-for-dollar basis to the extent that (i) the Net Cash Amount is greater than or less than the Preliminary Net Cash Amount; or (ii) the Net Working Capital is greater than or less than the Target Net Working Capital, each as set forth below. In the event any adjustment is required under this Section 1.9, appropriate corresponding adjustments shall be specifically allocated to the Company Equity and the Purchased Assets, as applicable, consistent with Exhibit 1.6.
(a)    Within ten (10) Business Days prior to each Closing, but in no event less than two (2) Business Days prior to such Closing, the Seller shall prepare and deliver to the Buyer an officer’s certificate of the Seller that contains a good faith and reasonable best estimate of: (i) an unaudited balance sheet of the Companies (the “Estimated Closing Balance Sheet”); (ii)

the Net Cash Amount (the “Estimated Net Cash Amount”); and (iii) the Net Working Capital (the “Estimated Net Working Capital” and, collectively with the Estimated Closing Balance Sheet and the Estimated Net Cash Amount, the “Estimates”), each as of 11:59 p.m. local time on the relevant Closing Date, which Estimates shall be prepared using (1) the local currency to dollar exchange rate which is the lower of the then prevailing spot currency exchange rate published by The Wall Street Journal on (A) the Business Day prior to the date hereof or (B) the Business Day prior to the relevant Closing Date and (2) the same accounting methods, standards, policies, practices, classifications, estimation methodologies, assumptions and procedures as were used to prepare the Financial Statements. The Seller shall make available to the Buyer and its independent accountants such relevant books and records used in preparing the Estimates as the Buyer may reasonably request. If the Buyer in good faith disagrees with the relevant Estimates, the Buyer may deliver a notice to the Seller of its good faith disagreement. The Buyer and the Seller shall use reasonable efforts to resolve any such disagreements regarding such Estimates and the Seller shall revise the Estimates to reflect the resolution of any such disagreement upon which the Seller and the Buyer may agree; provided, however, that the Buyer and the Seller shall use Seller’s Estimates to the extent any disagreement remains unresolved as of the close of business on the day preceding the relevant Closing Date; provided, further, that Seller’s failure to include any changes proposed by the Buyer, or the acceptance by the Buyer of the Estimates, shall not limit or otherwise affect the Buyer’s or the Seller’s rights under this Agreement, including the right of the Buyer to propose such changes or other changes in connection with the Adjustment Calculation, or constitute an acknowledgment by the Buyer of the accuracy of the Estimates. If the relevant Estimated Net Cash Amount exceeds the relevant Preliminary Net Cash Amount, then the relevant Purchase Price payable to the Seller at the relevant Closing pursuant to Section 1.6 and Section 1.8 shall be increased by an amount equal to the amount of such difference. If the relevant Estimated Net Working Capital exceeds the relevant Target Net Working Capital, then the relevant Purchase Price payable to the Seller at the relevant Closing pursuant to Section 1.6 and Section 1.8 shall be increased by an amount equal to the amount of such difference. If the relevant Estimated Net Cash Amount is less than the relevant Preliminary Net Cash Amount, then the relevant Purchase Price payable to the Seller at the relevant Closing pursuant to Section 1.6 and Section 1.8 shall be reduced by an amount equal to the amount of such difference. If the relevant Estimated Net Working Capital is less than the relevant Target Net Working Capital, then the relevant Purchase Price payable to the Seller at the relevant Closing pursuant to Section 1.6 and Section 1.8 shall be reduced by an amount equal to the amount of such difference.
(b)    The Seller shall prepare and deliver to the Buyer within one hundred and twenty (120) days after each Closing Date a written notice (the “Adjustment Notice”) setting forth in reasonable detail, the following matters: (i) an unaudited balance sheet of the Companies as of 11:59 p.m. local time on the relevant Closing Date (as adjusted, if at all, pursuant to Section 1.9(c) and Section 1.9(d), the “Closing Balance Sheet”), (ii) the Seller’s calculation of the Net Cash Amount determined from the Closing Balance Sheet (the “Net Cash Amount Calculation”); (iii) the Seller’s calculation of Closing Date WAIC (the “Closing Date WAIC Calculation”); (iv)

the Seller’s calculation of Net Working Capital determined from the Closing Balance Sheet and the Closing Date WAIC Calculation (the “Net Working Capital Calculation”) and (v) the Seller’s calculation of the amount, if any, by which (A) the Net Cash Amount so determined is less than or greater than the Estimated Net Cash Amount and (B) the Net Working Capital so determined is less than or greater than the Estimated Net Working Capital (the “Adjustment Calculation”). The Closing Balance Sheet, the Net Cash Amount Calculation, the Closing Date WAIC Calculation, the Net Working Capital Calculation and the Adjustment Calculation shall be prepared using (1) the local currency to dollar exchange rate which is the lower of the then prevailing spot currency exchange rate published by The Wall Street Journal on (A) the Business Day prior to the date hereof or (B) the Business Day prior to the relevant Closing Date and (2) the same accounting methods, standards, policies, practices, classifications, estimation methodologies, assumptions and procedures as were used to prepare the Financial Statements. During the preparation of the relevant Adjustment Notice, the Buyer and their independent accountants shall and shall cause the Subject Companies to provide the Seller and their authorized representatives with reasonable access during normal business hours to the facilities, books and records of the Companies and their personnel and accountants related to the preparation of such Adjustment Notice, as the Seller may reasonably request from time to time in connection with its review of the Adjustment Notice. Following the relevant Closing, the Buyer shall not take any actions with respect to the accounting books and records of the Companies on which the Closing Balance Sheet, the Net Cash Amount Calculation, the Closing Date WAIC Calculation, the Net Working Capital Calculation or the Adjustment Calculation are to be based that are inconsistent with the Companies’ past practices.
(c)    On or prior to the fifteenth (15th) day following the Seller’s delivery of an Adjustment Notice, the Buyer may deliver to the Seller a written notice stating in reasonable detail the Buyer’s objections (an “Objection Notice”) to the relevant Closing Balance Sheet or the determination of the relevant Net Cash Amount Calculation, the Closing Date WAIC Calculation, the Net Working Capital Calculation or the Adjustment Calculation and certifying that all such disputed items are being disputed in good faith; provided that (i) the only basis on which the Buyer shall be permitted to submit an Objection Notice is with regard to whether such Closing Balance Sheet or such calculations were done in accordance with the accounting methods, standards, policies, practices, classifications, estimation methodologies and assumptions used to prepare the Financial Statements, and whether there were mathematical errors in the calculation of the Net Cash Amount Calculation, the Closing Date WAIC Calculation or the Net Working Capital Calculation, (ii) the Buyer may not dispute any individual item relating to the Seller’s calculation of the Net Cash Amount Calculation or the Net Working Capital Calculation having a value of less than $25,000 and (iii) the Buyer may not deliver an Objection Notice unless the aggregate value of all such disputed items has a value in excess of $500,000. Any Objection Notice shall specify in reasonable detail the dollar amount of any objection and the reasonable basis therefore (and shall include necessary supporting documentation). Any determination set forth on the relevant Closing Balance Sheet, the Net Cash Amount Calculation, the Closing Date WAIC Calculation, the Net Working Capital

Calculation or the Adjustment Calculation that is not specifically objected to in the Objection Notice shall be deemed acceptable and shall be final and binding upon the Parties upon delivery of the Objection Notice. If the Buyer does not deliver to the Seller an Objection Notice within such fifteen (15) day period, then the relevant Closing Balance Sheet, the Net Cash Amount Calculation, the Closing Date WAIC Calculation, the Net Working Capital Calculation and the Adjustment Calculation will be conclusive and binding upon the Parties and the relevant Net Cash Amount Calculation, the Closing Date WAIC Calculation, the Net Working Capital Calculation and the Adjustment Calculation set forth with the Closing Balance Sheet will constitute the Net Cash Amount Calculation, the Closing Date WAIC Calculation, the Net Working Capital Calculation and the Adjustment Calculation for purposes of Section 1.9(b) above with respect to the relevant Closing.
(d)    Following the Buyer’s timely delivery of an Objection Notice, the Seller and the Buyer shall attempt to negotiate in good faith to resolve such dispute. In the event that the Seller and the Buyer fail to agree on any of the Buyer’s proposed adjustments set forth in the Objection Notice within thirty (30) days after the Seller receives the Objection Notice, the Seller and the Buyer agree that a mutually acceptable Neutral Accounting Firm (the “Accounting Arbitrator”) shall, within the thirty (30) day period immediately following such failure to agree, make the final determination of the relevant Net Cash Amount and the relevant Net Working Capital in accordance with the terms of this Agreement; provided that (i) if the Parties are unable to agree on a Neutral Accounting Firm to act as Accounting Arbitrator within such thirty (30) day period, then the Buyer and the Seller shall each select a Neutral Accounting Firm and such firms together shall select the Neutral Accounting Firm to act as the Accounting Arbitrator and (ii) if any Party does not select a Neutral Accounting Firm within ten (10) days of written demand therefor by the other Party (after the expiration of such thirty (30) day period), the Neutral Accounting Firm selected by the other Party shall act as the Accounting Arbitrator. The Buyer and the Seller each shall provide the Accounting Arbitrator with their respective determinations of each item in dispute and the resulting Adjustment Calculation. The Buyer and the Seller shall instruct the Accounting Arbitrator to render its determination with respect to the items in dispute in a written report that specifies its conclusions as to each item in dispute and the resulting Adjustment Calculation. The Buyer and the Seller each shall use its commercially reasonable efforts to cause the Accounting Arbitrator to render its determination within thirty (30) days after referral of the items to it or as soon thereafter as reasonably practicable. The Accounting Arbitrator’s determination of the Net Cash Amount Calculation, the Closing Date WAIC Calculation and the Net Working Capital Calculation in accordance with this Section 1.9 shall be final and binding on the Seller and the Buyer if such independent determination shall be within the range proposed by the Buyer and the Seller in the Net Cash Amount Calculation, the Closing Date WAIC Calculation, the Net Working Capital Calculation and the Objection Notice; provided that if the Accounting Arbitrator’s determination of the Net Cash Amount or the Net Working Capital is outside of the range proposed by the Seller and the Buyer in the Net Cash Amount Calculation, the Closing Date WAIC Calculation, the Net Working Capital Calculation and the Objection Notice, then the Net Cash Amount Calculation, the Closing Date WAIC

Calculation and the Net Working Capital Calculation that was closer to that of the Accounting Arbitrator shall be final and binding on the Seller and the Buyer. The scope of the disputes to be resolved by the Accounting Arbitrator shall be limited to those items or amounts in the Closing Balance Sheet, the Net Cash Amount Calculation, the Closing Date WAIC Calculation, the Net Working Capital Calculation or the Adjustment Calculation to which the Buyer objected in the Objection Notice and whether the Closing Balance Sheet or such calculation(s) were done in accordance with the accounting methods, standards, policies, practices, classifications, estimation methodologies, assumptions, procedures or level of prudence used to prepare the Financial Statements, and whether there were mathematical errors in the calculation of the Net Cash Amount Calculation, the Closing Date WAIC Calculation or the Net Working Capital Calculation, and the Accounting Arbitrator is not to make any other determination. The Accounting Arbitrator shall make its determination based solely on presentations and supporting material provided by the Parties and not pursuant to any independent review. The fees, costs and expenses of the Accounting Arbitrator shall be shared equally between the Buyer and the Seller.
(e)    For purposes of complying with this Section 1.9, the Buyer and the Seller shall furnish to each other and to the Accounting Arbitrator such work papers and other documents and information relating to the disputed items as the Accounting Arbitrator may reasonably request and are available to that Party (or its independent public accountants) and shall be afforded the opportunity to present to the Accounting Arbitrator any material related to the disputed items and to discuss the items with the Accounting Arbitrator.
(f)    The date on which the relevant Closing Balance Sheet is finally determined pursuant to this Section 1.9 shall hereinafter be referred to as the “Settlement Date”.
(g)    If the Estimated Net Cash Amount exceeds the Net Cash Amount Calculation after final determination pursuant to this Section 1.9, then the Seller shall pay to the Buyer by wire transfer of immediately available funds an amount equal to the amount of such difference, together with interest thereon at the Prime Rate (as of the relevant Closing Date) compounded daily from such Closing Date to and including the date of payment, to an account or accounts specified by the Buyer. If the Net Cash Amount Calculation exceeds the Estimated Net Cash Amount after final determination pursuant to this Section 1.9, then the Buyer shall pay to the Seller by wire transfer of immediately available funds an amount equal to the amount of such difference, together with interest thereon at the Prime Rate (as of the relevant Closing Date) compounded daily from such Closing Date to and including the date of payment, to an account or accounts specified by the Seller. Any adjustment amount due under this Section 1.9 shall be paid within ten (10) Business Days after the Settlement Date. The Parties shall treat any payments made pursuant to this Section 1.9(g) as an adjustment to the Purchase Price for all purposes.
(h)    If the Estimated Net Working Capital exceeds the Net Working Capital Calculation after final determination pursuant to this Section 1.9, then the Seller shall pay to the Buyer by wire transfer of immediately available funds an amount equal to the amount of such difference, together with interest thereon at the Prime Rate (as of the relevant Closing Date) compounded daily from such Closing Date to and including the date of payment, to an account or accounts specified by the Buyer. If the Net Working Capital Calculation exceeds the Estimated Net Working Capital after final determination pursuant to this Section 1.9, then the Buyer shall pay to the Seller by wire transfer of immediately available funds an amount equal to the amount of such difference, together with interest thereon at the Prime Rate (as of the relevant Closing Date) compounded daily from such Closing Date to and including the date of payment, to an account or accounts specified by the Seller. Any adjustment amount due under this Section 1.9 shall be paid within ten (10) Business Days after the Settlement Date. The Parties shall treat any payments made pursuant to this Section 1.9(h) as an adjustment to the Purchase Price for all purposes.
(i)    All calculations, notices and reports described in, or provided pursuant to, this Section 1.9, shall be provided on a country-by-country basis and, with respect to PDITL and PD Trading, giving effect to the Pro-Rata Percentage Interest.
1.10    Tax Withholding. All payments to the Seller hereunder shall be made without reduction for any withholding Tax except to the extent that the Buyer has provided written notice (the “Notice of Withholding”) to the Seller no less than thirty (30) days prior to the date that the subject payment is required to be made to the Seller indicating the amount proposed to be withheld by the Buyer and the legal basis for its conclusions with respect thereto. In the event of a dispute as to whether any Tax withholding is required, the Seller shall notify the Buyer within ten (10) days following receipt of the Notice of Withholding of its disagreement and the Parties shall promptly submit the matter for resolution to the Tax Dispute Accountant pursuant to the procedures described in Section 4.12(i) hereof; provided, however, that the determination of the Tax Dispute Accountant shall in all events be made prior to the date that the subject payment is otherwise required to be made to the Seller.
ARTICLE II
REPRESENTATIONS AND WARRANTIES REGARDING THE BUYER
The Buyer hereby represents and warrants to the Seller that as of the date hereof:
2.1    Organization; Power and Authorization. The Buyer is and each Designated Affiliate, at the relevant Closing, shall be validly existing and in good standing under the Laws of the jurisdiction of its formation and has the requisite entity power and authority necessary to execute, deliver and perform its obligations pursuant to each of the Transaction Documents to which it is a party. The Buyer’s execution, delivery and performance of this Agreement and the consummation of the Transactions have been duly authorized by all necessary action on the part of the Buyer. On or prior to the relevant Closing, each Designated Affiliate will have duly authorized by all necessary action on the part of such Designated Affiliate each Transaction Document to which it is a party and the consummation of the Transactions. The Buyer has duly and validly executed and delivered this Agreement and the Buyer and each Designated Affiliate shall have, as of the relevant Closing Date, duly and validly executed and delivered each Transaction Document to which it is a party.
2.2    Binding Effect and Noncontravention.
(a)    Each Transaction Document to which the Buyer or a Designated Affiliate is a party constitutes, or when executed will constitute, a valid and binding obligation of the Buyer or such Designated Affiliate enforceable against the Buyer or such Designated Affiliate in accordance with its terms, except as such enforceability may be limited by (i) applicable insolvency, bankruptcy, reorganization, moratorium or other similar Laws affecting creditors’ rights generally, and (ii) applicable equitable principles as appropriate (whether considered in a proceeding at Law or in equity).
(b)    The execution, delivery and performance by the Buyer or any Designated Affiliate of the Transaction Documents to which the Buyer or such Designated Affiliate is a party and the consummation of the Transactions do not and shall not (with or without notice or lapse of time or both): (i) conflict with or result in a breach of the terms, conditions or provisions of the governing documents of the Buyer or such Designated Affiliate; (ii) cause the acceleration or material modification of any obligation under, create in any party the right to terminate, constitute a default or breach of, or violate or conflict with the terms, conditions or provisions of any Contract to which the Buyer or such Designated Affiliate is a party or by which the Buyer or such Designated Affiliate is bound; (iii) result in a breach or violation by the Buyer or such Designated Affiliate of any of the terms, conditions or provisions of any material Law or Order to which the Buyer or such Designated Affiliate or any of the Buyer’s or such Designated Affiliate’s properties or assets is subject; or (iv) require any authorization, consent, approval, exemption or other action by or declaration or notice to or registration with any Person, including any Government Entity.
2.3    Broker Fees. None of the Buyer, the Designated Affiliates or any Person acting on the Buyer’s or any Designated Affiliate’s behalf has incurred any Liability to pay any fees or commissions to any broker, finder, or agent with respect to the Transactions.
2.4    Financial Ability. The Buyer has immediately available funds sufficient to pay the Purchase Price and consummate the Transactions and perform and discharge its obligation under each of the Transaction Documents to which it is a party and in connection with the Transactions. The Buyer acknowledges and affirms that it is not a condition to Closing or any of the Buyer’s other obligations under this Agreement that the Buyer obtain financing for or relating to any of the Transactions.
2.5    No Litigation. There is no Action or Proceeding pending or, to the Buyer’s Knowledge, threatened against the Buyer or any Designated Affiliate or the Buyer’s or any Designated Affiliate’s properties, assets or businesses, or Order to which the Buyer or any Designated Affiliate is subject (a) which would result in a Buyer Material Adverse Change or

(b) that questions or challenges the validity of this Agreement or that may prevent, delay, make illegal or otherwise interfere with the ability of the Buyer or any Designated Affiliate to consummate the Transactions and otherwise perform its obligations under any Transaction Document to which it is a party.
2.6    Investment. The Buyer and the Designated Affiliates are acquiring the Company Equity for its and the Designated Affiliates’ own account, for investment only, and not with a view to any resale or public distribution thereof in violation of the applicable Laws. The Buyer and the Designated Affiliates shall not offer to sell or otherwise dispose of the Company Equity in violation of any Law applicable to any such offer, sale or other disposition. The Buyer acknowledges that the Company Equity has not been registered under any applicable securities Laws and may not be transferred in the absence of such registration.
2.7    Solvency. Immediately after giving effect to the Transactions and any indebtedness incurred by the Buyer or any Affiliate thereof in connection with the Transactions and the use of the proceeds thereof, the Buyer and each subsidiary of the Buyer, including the Subject Companies, shall be solvent and shall (a) be able to realize upon its assets and pay its debts and other Liabilities as they become due, (b) own property that has a fair saleable value greater than the amounts required to pay their respective debts and Liabilities (including a reasonable estimate of the amount of all contingent Liabilities), and (c) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of the Buyer and each subsidiary of the Buyer, including the Subject Companies. In connection with the Transactions, the Buyer has not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured.
2.8    Acknowledgement by the Buyer.
(a)    The Buyer and its Representatives have conducted its (and their) own independent investigation, review and analysis of the Evaluation Material, the Companies, the Business and the assets, Liabilities, results of operations and financial condition of the Companies, and acknowledges that the Buyer has been provided access to the personnel, properties, premises and records of the Companies for such purpose and that the Buyer and its Representatives have been provided with the opportunity to ask questions of the officers and management employees of the Companies and to acquire such additional information about the Companies, the Business and the assets, Liabilities, results of operations and financial condition of the Companies as the Buyer and its Representatives have requested. The Buyer is an informed and sophisticated participant in the Transactions and has undertaken such investigation, and has been provided with and has evaluated such documents and information, as it has deemed necessary in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the Transactions.

(b)    The Buyer acknowledges that it is consummating the Transactions without any representation or warranty, express or implied, by the Companies, the Equity Sellers or the Seller or any of their Affiliates except as expressly set forth in ARTICLE III (as modified by the Seller Disclosure Schedules). The Buyer acknowledges that, except for the matters that are expressly covered by the provisions of this Agreement and for matters relating to the fraud or willful misconduct of the Equity Sellers or the Seller, it is relying on its own investigation and analysis in entering into the Transaction Documents and the Transactions.
(c)    In furtherance of the foregoing, and not in limitation thereof, the Buyer acknowledges that no representation or warranty, express or implied, of the Companies, the Equity Sellers or the Seller or any of their respective Affiliates or Representatives or any other Person (including the Hongkong and Shanghai Banking Incorporation Limited, and Credit Agricole Securities (USA) Inc., or Credit Agricole Corporate and Investment Bank), with respect to the Companies, the Equity Sellers, the Seller or the Purchased Assets, including (i) the information set forth in the Confidential Information Memoranda; (ii) any other information provided to the Buyer or any of its Affiliates or Representatives pursuant to the Confidentiality Agreement, including the Evaluation Material; and (iii) any financial projection or forecast delivered to the Buyer or any of its Affiliates or Representatives with respect to the revenues or profitability which may arise from the operation of the Companies either before or after the relevant Closing Date, shall (except as otherwise expressly represented in ARTICLE III of this Agreement) form the basis of any Action or Proceeding against the Companies, the Equity Sellers, the Seller or any of their respective Affiliates or Representatives with respect thereto or with respect to any related matter. With respect to any projection or forecast delivered by or on behalf of the Companies to the Buyer, the Buyer acknowledges that (A) there are uncertainties inherent in attempting to make such projections and forecasts; (B) the accuracy and correctness of such projections and forecasts may be affected by information that may become available through discovery or otherwise after the date of such projections and forecasts; and (C) they are familiar with each of the foregoing. The Buyer has no Knowledge of any facts and/or circumstances that could make any of the representations and warranties of the Seller contained in ARTICLE III untrue or misleading.
ARTICLE III
REPRESENTATIONS AND WARRANTIES REGARDING THE SELLER
Except as set forth on the Seller Disclosure Schedule, the Seller hereby represents and warrants to the Buyer that as of the date hereof:
3.1    Organization; Power and Authorization.
(a)    The Seller and each Selling Affiliate is validly existing and in good standing under the Laws of the jurisdiction of its formation and has the requisite corporate power and authority necessary to execute, deliver and perform its obligations pursuant to each of the Transaction Documents to which it is a party and to conduct its business as it is now being conducted. The Seller’s and each Selling Affiliate’s execution, delivery and performance of each Transaction Document to which it is a party and the consummation of the Transactions have been duly authorized by all necessary action on the part of the Seller and such Selling Affiliate. The Seller has duly and validly executed and delivered this Agreement and the Seller and each Selling Affiliate shall have, as of the relevant Closing Date, duly and validly executed and delivered each other Transaction Document to which it is a party.
(b)    Each Company is validly existing and in good standing under the Laws of the jurisdiction of its formation and has the requisite entity power and authority necessary to execute, deliver and perform its obligations pursuant to each of the Transaction Documents to which it is a party and to conduct its business as it is now being conducted. Each Company’s execution, delivery and performance of each Transaction Document to which it is a party and the consummation of the Transactions have been duly authorized by all necessary action on the part of such Company. Each shall have, as of the relevant Closing Date, duly and validly executed and delivered each Transaction Document to which it is a party.
3.2    Binding Effect and Noncontravention.
(a)    Each Transaction Document to which the Seller or a Selling Affiliate is a party constitutes, or when executed will constitute, a valid and binding obligation of the Seller or such Selling Affiliate enforceable against the Seller or such Selling Affiliate in accordance with its terms, except as such enforceability may be limited by (i) applicable insolvency, bankruptcy, reorganization, moratorium or other similar Laws affecting creditors’ rights generally, and (ii) applicable equitable principles (whether considered in a proceeding at Law or in equity).
(b)    Each Transaction Document to which a Company is a party constitutes, or when executed will constitute, a valid and binding obligation of such Company enforceable against such Company in accordance with its terms, except as such enforceability may be limited by (i) applicable insolvency, bankruptcy, reorganization, moratorium or other similar Laws affecting creditors’ rights generally, and (ii) applicable equitable principles (whether considered in a proceeding at Law or in equity).
(c)    The execution, delivery and performance by the Seller and the Selling Affiliates of the Transaction Documents to which the Seller or such Selling Affiliate is a party and the consummation of the Transactions do not and shall not (with or without notice or lapse of time or both): (i) conflict with or result in a breach of the terms, conditions or provisions of the governing documents of the Seller or such Selling Affiliate; (ii)  cause the acceleration or material modification of any obligation under, create in any party the right to terminate, constitute a default or breach of, or violate or conflict with the terms, conditions or provisions of any material Contract to which the Seller or such Selling Affiliate is a party or by which the Seller or such Selling Affiliate is bound; (iii) result in a breach or violation by the Seller or such Selling Affiliate of any of the terms, conditions or provisions of any material Law or Order to which the Seller or such Selling Affiliate or any of the Seller’s or such Selling Affiliate’s properties or assets is subject; or (iv) to the Seller’s Knowledge, require any authorization, consent, approval, exemption or other action by or declaration or notice to or registration with any Person, including any Government Entity.
(d)    Except as set forth in the Seller Disclosure Schedule, the execution, delivery and performance by each Company of the Transaction Documents to which each such Company is a party and the consummation of the Transactions do not and shall not (with or without notice or lapse of time or both): (i) conflict with or result in a breach of the terms, conditions or provisions of the governing documents of such Company; (ii) cause the acceleration or material modification of any obligation under, create in any party the right to terminate, constitute a default or breach of, or violate or conflict with the terms, conditions or provisions of any Material Contract to which such Company is a party or by which such Company is bound; (iii) result in a breach or violation by such Company of any of the terms, conditions or provisions of any material Law or Order to which such Company or any of its properties or assets is subject; or (iv) to the Seller's Knowledge, require any authorization, consent, approval, exemption or other action by or declaration or notice to or registration with any Person, including any Government Entity.
3.3    Ownership.
(a)    Thailand Holdings holds of record, owns beneficially (if applicable) and has good, valid and marketable title to the PDITL Equity and PD Trading Equity, free and clear of any Liens other than Permitted Liens. Upon payment in full of the PDITL Equity Purchase Price and PD Trading Equity Purchase Price, good, valid and marketable title to the PDITL Equity and PD Trading Equity shall pass to the Buyer (or its Designated Affiliates), free and clear of any Liens other than Permitted Liens.
(b)    China Holdings holds of record, owns beneficially (if applicable) and has good, valid and marketable title to the China Equity, free and clear of any Liens other than Permitted Liens. Upon payment in full of the China Equity Purchase Price, good, valid and marketable title to the China Equity shall pass to the Buyer (or its Designated Affiliates), free and clear of any Liens other than Permitted Liens.
(c)    Australia Holdings holds of record, owns beneficially (if applicable) and has good, valid and marketable title to the Australia Equity, free and clear of any Liens other than Permitted Liens. Upon payment in full of the Australia Equity Purchase Price, good, valid and marketable title to the Australia Equity shall pass to the Buyer (or its Designated Affiliates), free and clear of any Liens other than Permitted Liens.
(d)    The Asset Seller has good, valid and marketable title to the Purchased Assets, free and clear of any Liens other than Permitted Liens. Upon payment in full of the Asset Purchase Price, good, valid and marketable title to the Purchased Assets shall pass to the Buyer (or its Designated Affiliates), free and clear of any Liens other than Permitted Liens.

(e)    Each of the Subject Companies has good, valid and marketable title to all of the material assets owned by the Subject Companies, including all assets reflected in the Financial Statements of each such Company and all intellectual property and real property, with respect to the Business, in each case free and clear of any Liens, other that Permitted Liens (collectively with the Purchased Assets, the “Assets”). Except for the intellectual property to be provided under the Thailand Trademark License Agreement and the China Trademark License Agreement, the Assets constitute all of the material assets, tangible and intangible, of any nature whatsoever, currently used to operate the Business in the manner presently operated by the Subject Companies.
3.4    Capitalization; Subsidiaries.
(a)    The Seller Disclosure Schedule sets forth each Subject Company’s entire authorized equity or registered capital. All of the issued and outstanding equity or registered capital of each Subject Company has been, as applicable, duly authorized, validly issued in compliance with all applicable Laws, fully paid, and non-assessable, and, as applicable, is held of record and beneficially by the Person set forth in the Seller Disclosure Schedule and is not subject to any preemptive or subscription rights that will survive the relevant Closing Date. Except as set forth in the Seller Disclosure Schedule, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require any Subject Company to issue, sell or otherwise cause to become outstanding any of its capital stock. Except as set forth in the Seller Disclosure Schedule, there are no outstanding or authorized stock appreciation, phantom stock, profit participation, restrictions on the transfer of securities or similar rights with respect to any Subject Company.
(b)    No Subject Company has any subsidiaries, except as set forth in the Seller Disclosure Schedule.
3.5    Broker Fees. Except for the fees payable to Hongkong and Shanghai Banking Incorporation Limited, and Credit Agricole Securities (USA) Inc., or Credit Agricole Corporate and Investment Bank which are the sole responsibility of the Seller, the Seller does not have any Liability to pay any fees or commissions to any broker, finder, or agent with respect to the Transactions for which the Buyer could become liable or obligated.
3.6    Financial Statements. The Seller has provided to the Buyer management prepared combined balance sheets and statements of income of the Subject Companies as at and for the period ended December 31, 2014 (collectively, the “Financial Statements”). The Financial Statements were prepared in accordance with the books of account and other financial records of the Subject Companies. The Financial Statements (a) have been prepared in accordance with the accounting policies and practices historically used by the Business for internal management use financial statements, which policies and practices have been consistently applied throughout the periods covered, and (b) fairly present, in all material respects, the financial position and results of operations of the Subject Companies as at their respective dates for their respective periods, taking into consideration the purpose for which the Financial Statements were prepared.
3.7    Absence of Changes. From December 31, 2014 to the date hereof, the Business has been conducted in the ordinary course of business consistent with past practice.
3.8    Compliance with Law and Proceedings.
(a)    Except as set forth in the Seller Disclosure Schedule, the Subject Companies are in compliance in all material respects with any Law or Governmental Authorization applicable to it or to the conduct or operation of the Business or the ownership or use of any of such Subject Company’s assets, except for violations that would not reasonably be expected to result in Liabilities to the Subject Companies in excess of $500,000 in the aggregate. Except as set forth in the Seller Disclosure Schedule, none of Seller or any of the Subject Companies has received any notice or other communication (whether oral or written) from any Government Entity or any other Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any applicable Law, Order or Governmental Authorization, except for violations that would not reasonably be expected to result in Liabilities to the Subject Companies in excess of $500,000 in the aggregate. Except as set forth in the Seller Disclosure Schedule, the Subject Companies hold all material Governmental Authorizations reasonably necessary to the operation of the Business and each such Governmental Authorization is valid and in full force and effect. Notwithstanding anything contained herein to the contrary, the Parties agree and acknowledge that the Seller is not providing any representations, warranties or covenants, under this Section or otherwise, on its own behalf or on behalf of any of its Affiliates or any of their current or former partners, equityholders, members, managers, directors, executives, officers, representatives, agents or employees with respect to (i) the use of any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) the use of any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees; (iii) any provision of any anti-corruption laws in any jurisdiction, including the Foreign Corrupt Practices Act of 1977; (iv) any unlawful fund of corporate monies or other properties; (v) any deliberately false or fictitious entries on the books and records; or (vi) any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature using corporate funds or otherwise.
(b)    Except as set forth in the Seller Disclosure Schedule, there is no Action or Proceeding pending or, to the Seller’s Knowledge, threatened in writing against any Subject Company or relating to the transactions contemplated hereby or to the conduct or operation of the Business or the ownership or use of any of such Subject Company’s assets, except for Actions or Proceedings that would not reasonably be expected to result in Liabilities to the Subject Companies in excess of $500,000 in the aggregate. Except as set forth in the Seller Disclosure Schedule, there is no Order to which any Subject Company or any of such Subject

Company’s assets is subject. The Subject Companies are in compliance in all material respects with all such Orders.
3.9    Contracts.
(a)    Except as set forth in the Seller Disclosure Schedule, none of the Subject Companies is bound by or a party to any:
(i)    Joint venture, partnership, limited liability company or other similar Contract;
(ii)    Contract relating to the acquisition or disposition of any Person, business, assets, products or services (whether by merger, sale of stock, sale of assets or otherwise), other than (A) sales of inventory in the ordinary course of business consistent with past practice, (B) purchases of raw materials and supplies in the ordinary course of business consistent with past practice, (C) any Contract involving annual revenues or expenses of less than $500,000 in the aggregate or (D) any Contract that is cancellable by the Subject Company that is a party without penalty on less than ninety (90) days’ notice;
(iii)    Contract affecting the ownership of, leasing of, title to, use of or any leasehold or other interest in any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $500,000 or with a term of less than one (1) year);
(iv)    Contract relating to any license or sublicense of any material rights under or with respect to any intellectual property (other than generally available offtheshelf software licenses);
(v)    Sales agency, distribution or marketing Contract with respect to which the annual fees payable by or to any Subject Company are in excess of $500,000, other than any Contract that is cancellable by the Subject Company that is a party without penalty on less than ninety (90) days’ notice;
(vi)    Contract relating to any outstanding commitment for capital expenditures in excess of $500,000 individually or $1,000,000 in the aggregate;
(vii)    Contract that (A) limits in any material respect the freedom of any Subject Company to compete in any line of business or with any Person or in any geographic area or (B) contains exclusivity obligations or restrictions binding on any Subject Company;
(viii)    Contract evidencing or relating to Indebtedness or to the mortgaging, pledging or otherwise placing a Lien (other than a Permitted Lien) on any portion of such Subject Company’s assets;

(ix)    Power of attorney that is currently effective and outstanding;
(x)    Contract between any Subject Company, on the one hand, and any of its Affiliates, on the other hand;
(xi)    Contract under which (A) any Person has directly or indirectly guaranteed any Liabilities of any Subject Company or (B) any Subject Company has directly or indirectly guaranteed Liabilities of any other Person; or
(xii)    Hedging contract, swap or similar arrangements.
(b)    With respect to each Contract set forth in the Seller Disclosure Schedule (each, a “Material Contract”), to the Seller’s Knowledge: (i) each Material Contract is in full force and effect and is valid and enforceable in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar Laws affecting creditors’ rights generally and by general principles of equity (whether considered at Law or in equity), (ii) the Seller has made available to Buyer a true and correct copy of each Material Contract, and (iii) no Subject Company or the Seller, or any other party thereto, is in default under or breach or violation of any Material Contract and no event has occurred that, with or without notice or passage of time or both, would reasonably be expected to constitute a default, breach or violation thereunder, and (iv) no party has provided any written notice of any intention to terminate any Material Contract.
3.10    Employees and Labor Matters.
(a)    Except as set forth in the Seller Disclosure Schedule, no Subject Company or the Seller, in relation to the Business, is a party to or bound by any collective bargaining agreement, or any other agreement, understanding, or contract of any kind with any labor organization or union.
(b)    Except as set forth in the Seller Disclosure Schedule, since December 31, 2014, there has not occurred, or, to the Seller’s Knowledge, been threatened in writing, any material strike, slowdown, picketing, work stoppage, concerted refusal to work or other similar labor activity with respect to any Business Employees. Since December 31, 2014, no Subject Company or the Seller has engaged in any unfair labor practices (within the meaning of any Laws governing labor relations) that would reasonably be expected to result in a material Liability of the Subject Companies.
3.11    Environmental Matters. Except as set forth in the Seller Disclosure Schedule:
(a)    no written complaint, Order, notice of violation or other claim under any environmental Law has been received by any Subject Company or the Seller with respect to any facility that is the subject of the Transactions, other than for matters that have been resolved or that are no longer outstanding, the failure to comply with would result in a Seller Material Adverse Change or a Company Material Adverse Change;
(b)    there has been no release of any hazardous substance in connection with the ownership or operation of any facility that is the subject of the Transactions except in compliance with environmental Laws, that would result in a Seller Material Adverse Change or a Company Material Adverse Change; and
(c)    there are no outstanding complaints, demands, directives, orders, notices or other claims from any Government Entity or other third party that allege that any environmental contamination is attributable to any facility that is the subject of the Transactions, including any environmental contamination at remote locations, the failure to comply with would result in a Seller Material Adverse Change or a Company Material Adverse Change.
3.2    Disclaimer. Except as otherwise specifically provided in ARTICLE III (as modified by the Seller Disclosure Schedule), or as directly related to the fraud or willful misconduct of the Seller or the Equity Sellers, neither the Seller, the Companies nor any directors, managers, partners, officers, employees, equityholders, optionholders, agents, Affiliates or Representatives thereof, nor any other Person, has made or shall be deemed to have made any representation or warranty to the Buyer, express or implied, at Law or in equity, with respect to the Seller, the Equity Sellers, the Companies, the Business or the assets, Liabilities, results of operations or financial condition of the Companies, including any representations and warranties as to the accuracy or completeness of any Evaluation Material or any other information provided to the Buyer or any of its respective Affiliates or Representatives pursuant to the Confidentiality Agreement or as to the future sales, revenue, profitability or success of the Business, or any representations or warranties arising from statute or otherwise in Law, from a course of dealing or a usage of trade. All such other representations and warranties are expressly disclaimed by the Seller.
ARTICLE IV
COVENANTS AND OTHER AGREEMENTS
4.1    General. Each of the Parties shall use its commercially reasonable efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the Transactions (including satisfaction, but not waiver, of the closing conditions set forth in ARTICLE VI below and receipt of all required third party consents).
4.2    Operation of Business. From the date of this Agreement through the relevant Closing, except as the Buyer may approve otherwise (with such approval not to be unreasonably withheld or delayed), or as otherwise expressly contemplated or permitted by the Transaction Documents, the Seller shall cause the Companies to conduct the Business in all material respects in accordance with the ordinary course of business consistent with past practice, and use commercially reasonable efforts to (i) maintain and preserve intact the current organization and

Business of the Subject Companies; (ii) materially comply with all Laws; and (iii) preserve the rights, goodwill and relationships of the material employees, customers, lenders, suppliers, regulators, and others having business relationships with the Subject Companies. Without limiting the foregoing, from the date hereof until the relevant Closing without the prior written consent of Buyer (which shall not be unreasonably withheld or delayed), except as otherwise specifically required or permitted by this Agreement, the Seller shall not, and shall cause the Subject Companies not to:
(a)    issue, sell or grant options, warrants or rights to purchase or subscribe to, or enter into any Contract with respect to the issuance or sale of, any of the capital stock or share capital of or other equity interests in any of the Subject Companies or rights or obligations convertible into or exchangeable for any such shares of capital stock or share capital or other equity interests or make any changes (by stock split, reverse stock split, combination, recapitalization, reorganization, formation of new subsidiaries or otherwise) in the corporate or capital structure of any of the Subject Companies;
(b)    enter into, assume or amend any Material Contract or any Contract that would be a Material Contract if entered into after the date hereof, other than Material Contracts entered into in the ordinary course of business consistent with past practice providing for (i) payments over the term of such Contracts of no more than $500,000 in the aggregate, or (ii) sales of products that are competitive with any products manufactured by Buyer or its Affiliates;
(c)    make any settlement payment in excess of $500,000 or release any claim in respect of any Action or Proceeding that would reasonably be expected to have a value in excess of $500,000, other than in the ordinary course of business consistent with past practice;
(d)    (i) materially increase the compensation, salary, bonus, or benefits (including severance benefits) payable to any Business Employee, other than compensation and salary increases in the ordinary course of business consistent with past practice or in accordance with any agreement, policy or practice in effect on the date hereof, (ii) except as required by applicable Law or any agreement in effect on the date hereof, terminate, establish, amend or make awards under any material Subject Company benefit plan, or (iii) enter into any new Contracts, or amend any Contracts, for employee benefits covering Business Employees, that would in each case have a term of more than one (1) year or increase the costs to the Subject Companies of such employee benefits by more than fifteen percent (15%) from the costs of such employee benefits as of the date of this Agreement;
(e)    (i) terminate the employment of any Business Employee who both (A) has an annual base salary in excess of $100,000 and (B) is a managementlevel employee, or (ii) hire a Business Employee to fill the position held by a Business Employee described in clause (A) of this Section 4.2(e);

(f)    fail to duly file all Tax Returns required to be filed by the Subject Companies and to pay promptly all Taxes and governmental charges that are claimed by any Government Entity by the Subject Companies as and when due, except for such Taxes that are being disputed in good faith and for which adequate reserves have been set aside in accordance with the applicable generally accepted accounting principles in the relevant jurisdictions ;
(g)    declare, set aside or pay any dividend or other distribution with respect to any capital stock or share capital of or other equity interests in any of the Subject Companies, or repurchase or redeem any shares of its capital stock or share capital; provided that, the Subject Companies may declare and pay cash dividends or otherwise make cash distributions to one or more Equity Seller of all or any portion of any Subject Company’s available cash or make distributions of intercompany accounts;
(h)    sell, transfer, lease or otherwise dispose of any material assets, other than inventory sold in the ordinary course of business consistent with past practice;
(i)    except as otherwise required hereunder, amend the certificate of incorporation, bylaws or other organizational documents of any Subject Company; or
(j)    create or otherwise incur any Liens of any material amount on any of the Assets, other than Permitted Liens, provided, that each Company shall be permitted with respect to the period between the execution of this Agreement and the relevant Closing Date to take all reasonably appropriate and necessary actions to: (i) apply available cash to prepay Indebtedness of such Company; and (ii) distribute cash dividends out of funds legally available therefore to the Seller or its Affiliates.
4.3    Access to Records. Until the earlier of the termination of this Agreement pursuant to ARTICLE VIII or the relevant Closing, subject to the terms of the Confidentiality Agreement, the Buyer shall be entitled, through its employees and Representatives, to enter upon and make such reasonable investigation of the assets, properties, business and operations of any Company, and such examination of the books and records, financial condition and operations of such Company as the Buyer may reasonably request. Any such investigation and examination shall be conducted at reasonable times upon reasonable prior notice to the Seller and under reasonable circumstances; provided that (a) such investigation shall not unreasonably interfere with the business operations of such Company; (b) such Company shall not be required to provide access to any information or take any other action that would constitute a waiver of the attorney-client privilege; and (c) such Company need not supply the Buyer with any information which, in the reasonable judgment of the Seller, such Company or any of its Affiliates is under a legal obligation not to supply. Without the prior written consent of the Seller, neither the Buyer nor any of its Representatives shall contact any director, officer, employee, agent, customer or supplier of any Company with respect to the Transactions.

4.4    Supplemental Disclosure; Notice of Developments.
(a)    The Seller shall have the right from time to time prior to the relevant Closing to supplement or amend the Seller Disclosure Schedule with respect to (i) any matter that existed as of the date of this Agreement and should have been set forth in the Seller Disclosure Schedule and (ii) any matter hereinafter arising which, if existing as of the date of this Agreement, would have been required to be set forth in the Seller Disclosure Schedule; provided that with respect to clause (ii) above, any such supplemental or amended disclosure shall, for purposes of this Agreement, be deemed to have been disclosed as of the relevant Closing to the extent it is not material or as otherwise not prohibited under Section 4.2 hereof.
(b)    The Seller shall promptly notify the Buyer in writing of any development causing a material breach of any of the representations and warranties in ARTICLE III above. Unless the Buyer has the right to terminate this Agreement pursuant to Section 8.1 below by reason of such development and exercises that right within five (5) Business Days after gaining such right, as provided in Section 8.1 below, the written notice pursuant to this Section 4.4(b) shall be deemed to have amended the Seller Disclosure Schedule, to have qualified the representations and warranties contained in ARTICLE III above, and to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of the development. The Buyer shall also be precluded from asserting any claims against the Seller whether before or after the relevant Closing, by reason of any such development. From the date of this Agreement until the relevant Closing, the Buyer promptly shall notify the Seller if any representation and warranty of the Buyer set forth in this Agreement was untrue when made or subsequently has become untrue.
4.5    Public Announcements; Confidentiality.
(a)    Neither the Seller nor the Buyer shall make, or permit any agent or Affiliate to make, any public statements, including any press releases, with respect to this Agreement and the Transactions without the prior written consent of the other (which consent shall not be unreasonably withheld or delayed), provided that each Party may, without the other Parties’ prior consent, make any public disclosure that it believes in good faith is required by applicable Laws or securities listing standards (in which case the disclosing Party agrees to use commercially reasonable efforts to advise the other Parties prior to making the disclosure).
(b)    The Parties acknowledge that the information being provided to one another in connection with the Transactions (including the terms and conditions of this Agreement and the other Transaction Documents) is subject to the term of the Confidentiality Agreement, the terms of which are incorporated herein by reference.
4.6    Litigation Support. In the event and for so long as any Party actively is contesting or defending against any third party Action or Proceeding, including the GC Action, in connection with (a) the Transactions or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the relevant Closing Date involving the Companies, the Equity Sellers or the Seller, the Buyer agrees to (i) cooperate with the contesting or defending party and its counsel, (ii) make available any employee then employed by the Buyer to provide testimony, to be deposed, to act as witnesses and to assist counsel, (iii) provide access to its books and records as shall be necessary in connection with the defense or contest, all at the sole cost and expense of the contesting or defending Party; and (iv) shall preserve all records relating to the GC Action as requested by the Seller until such time as the Seller notifies the Buyer in writing that such preservation is no longer necessary.
4.7    Regulatory and Other Approvals; Consents.
(a)    Subject to the terms and conditions provided in this Section 4.7, the Seller and the Buyer each shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Transactions, including timely submission of the documents set out in Schedule 4.7 to the China Approval Authority after the date of this Agreement, and to cooperate with each other in connection with the foregoing, including to: (i) obtain all necessary waivers, consents and approvals from other parties to Contracts; (ii) obtain all Governmental Authorizations that are required to be obtained under any Law; (iii) lift or rescind any injunction, restraining order or other Order adversely affecting the ability of the Parties to consummate the Transactions; (iv) effect all necessary registrations and filings including filings and submissions of information requested or required by any Government Entity, including any national antitrust authorities with mandatory pre-merger filing requirements that are deemed by the Seller and the Buyer, after consulting with one another, to be applicable to the Transactions (“Governmental Antitrust Authority”); and (v) fulfill all conditions to this Agreement. The Seller and the Buyer further covenant and agree, with respect to any threatened or pending preliminary or permanent injunction or other Order or Law that would adversely affect the ability of the Parties to consummate the Transactions, to use their respective best efforts to prevent the entry, enactment or promulgation thereof, as the case may be. In no event, however, shall the Seller be obligated to pay any money to any Person or to offer or grant other financial or other accommodations to any Person in connection with its obligations under this Section 4.7.
(b)    In furtherance and not in limitation of the foregoing, the Seller and the Buyer shall use their best efforts to resolve such objections, if any, as may be asserted with respect to the Transactions under any antitrust, competition or trade regulatory Laws (“Antitrust Laws”). Without limiting the generality of the foregoing, the Seller and the Buyer shall (i) use their best efforts to avoid the entry of, or to have vacated or terminated, any Order that would restrain, prevent or delay the consummation of the Transactions, including defending through litigation on the merits and through any available appeals any claim asserted in any court by any party, and (ii) take any and all steps necessary to avoid (or eliminate) each and every impediment under any Antitrust Laws that may be asserted by any Governmental Antitrust Authority with respect to the Transactions so as to enable the consummation of such transactions to occur as expeditiously as possible (and in any event no later than December 31, 2015), including proposing, negotiating, committing to and effecting (by consent decree, hold separate order or otherwise) the sale, divestiture or disposition of such assets or businesses of the Buyer or its Affiliates or of the Companies (or otherwise taking or committing to take any action that limits their freedom of action with respect to any of the businesses, product lines or assets of the Buyer or its Affiliates or of the Companies) as may be required in order to avoid the pursuit or entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any Action or Proceeding, which would otherwise have the effect of preventing or delaying the consummation of the Transactions. The entry by any Governmental Antitrust Authority (where it has the power to do so), in any Action or Proceeding brought by a private party or Governmental Antitrust Authority challenging the Transactions as violative of any Antitrust Law, of an Order permitting the Transactions, but requiring that any of the businesses, product lines or assets of any of the Buyer or its respective Affiliates or of the Companies, or that would otherwise limit the Buyer’s freedom of action with respect to, or its ability to retain, any of the Buyer’s or its Affiliates’ other businesses, product lines or assets, shall not be deemed a failure to satisfy the conditions specified in Section 6.1(c) or 6.1(e). Notwithstanding the foregoing, however, neither the Seller nor any of its Affiliates shall be required to divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain in the event of failure to meet the conditions set forth in Section 6.1(c), 6.1(e), 6.2(c), or 6.2(e), the business of the Companies or any portion thereof, or any of its or their other businesses, product lines or assets.
(c)    The Seller and the Buyer shall keep each other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining the requisite Governmental Authorizations, including: (i) cooperating with the other Party in connection with filings under any Antitrust Laws, including, with respect to the Party making a filing, (A) providing copies of all such documents to the non-filing Party and its advisors prior to filing (other than documents containing confidential business information that shall be shared only with outside legal counsel to the non-filing Party) and (B) if requested, accepting all reasonable additions, deletions or changes suggested in connection with any such filing; (ii) furnishing to each other all information required for any application or other filing to be made pursuant to any Antitrust Laws in connection with the Transactions; (iii) promptly notifying the other of, and if in writing furnishing the other with copies of, any communications from or with any Governmental Antitrust Authority with respect to the Transactions; (iv) permitting the other Party to review in advance and considering in good faith the views of one another in connection with any proposed communication with any Governmental Antitrust Authority in connection with Actions or Proceedings under or relating to any Antitrust Laws; (v) not agreeing to participate in any meeting or discussion with any Governmental Antitrust Authority in connection with Actions or Proceedings under or relating to any Antitrust Laws unless it consults with the other Party in advance, and, to the extent permitted by such Governmental Antitrust Authority, gives the other Party the opportunity to attend and participate in such meetings or discussions; and (vi) consulting and cooperating with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either Party in connection with Actions or Proceedings under or relating to any Antitrust Laws. If either Party or any Affiliate thereof receives a request for additional information or documentary material from any such Governmental Antitrust Authority with respect to the Transactions, then such Party shall endeavor in good faith to make, or cause to be made, as soon as practicable and after consultation with the other Party, an appropriate response in compliance with such request. The Buyer shall advise the Seller promptly in respect of any understandings, undertakings or agreements (oral or written) which the Buyer proposes to make or enter into with any Governmental Antitrust Authority in connection with the Transactions.
4.8    Employee Matters.
(a)    For a period of ninety (90) days after the relevant Closing Date or such longer time if required under applicable Law, the Buyer shall not, and shall cause each Subject Company not to, terminate Business Employees in such numbers as would trigger any Liabilities under any plant closing or other severance Law. The Buyer shall, and shall cause the Subject Companies to, comply with any notice or filing requirements under any plant closing or other severance Law occurring on or after the relevant Closing Date. Notwithstanding the foregoing, any termination of a Business Employee by the Buyer after the relevant Closing Date shall be in accordance with applicable Law and shall entitle such terminated Business Employee to severance and social insurance benefits no less than those in place, by the Company that employed such Business Employee, as of the relevant Closing Date.
(b)    During the period commencing immediately after the relevant Closing Date and ending on the second anniversary thereof, the Buyer shall provide, or shall cause the Subject Companies to provide, the Business Employees with (i) base salary or wages, and target incentive compensation opportunities, at rates or amounts that are no less than those in effect for such Business Employees immediately prior to the relevant Closing Date, and (ii) employee benefits and social insurance benefits that are reasonably comparable in the aggregate to those provided for such Business Employees by the Companies immediately prior to the relevant Closing Date. The Buyer will cause any benefit plans or social insurance benefits in which the Business Employees are eligible to participate to take into account for purposes of determining eligibility and vesting (and the amount and level of benefits or social insurance contributions) service by the Business Employees as if such service were with the Buyer or the Companies, as applicable, to the same extent such service was credited under a comparable Company benefit plan prior to the relevant Closing Date.
(c)    At least thirty (30) days prior to the First Closing, the Buyer shall provide the Seller with a list of no more than six (6) Business Employees to be terminated or who the Buyer determines will not be offered employment by the Buyer in New Zealand under Section 4.9 (the “Terminated Employees”). Subject to applicable Law, the Terminated

Employees shall be terminated by the applicable Company immediately prior to the relevant Closing; provided, however that any Terminated Employee who is a New Zealand Business Employee shall not be terminated prior to the Second Closing but shall instead be terminated by Asset Seller by reason of redundancy simultaneously with or immediately after the Second Closing along with all other employees. The Seller shall bear (i) seventy five percent (75%), with respect to any Terminated Employee that is a Business Employee of PDITL, or (ii) one hundred percent (100%) with respect to all other Terminated Employees, of all costs, expenses, severance or termination pay, social insurance benefits, and other Liabilities arising from the termination of any such Terminated Employee.
4.9    New Zealand Employee Matters.
(a)    Offer of Employment.
(i)    No later than five (5) Business Days after the date of this Agreement, the Seller and the Buyer will agree in writing the process for and timing of making announcements and offers to the New Zealand Business Employees.
(ii)    No later than ten (10) Business Days after the date of this Agreement, the Buyer must make an offer of employment in writing to each of the New Zealand Business Employees, conditional on and effective from the Second Closing.
(iii)    The Buyer’s offer of employment to each New Zealand Business Employee must be on terms that:
(A)    are substantially similar to such New Zealand Business Employee’s terms and conditions of employment with Asset Seller on the date of this Agreement;
(B)    include a position description, hours of work, salary and location that are substantially similar to those such New Zealand Business Employee has with Asset Seller on the date of this Agreement;
(C)    accept liability for such New Zealand Business Employee’s Leave Benefits and treat such New Zealand Business Employee’s employment by the Buyer as if there was continuous service (including for the purposes of leave accrual and any other service related entitlements);
(D)    require such New Zealand Business Employee, as a condition of accepting the Buyer’s offer, to agree in writing that on the Second Closing:
1.    his or her employment with Asset Seller will terminate as of the Second Closing Date and any entitlement to notice of termination from Asset

Seller or to payment in lieu of any period of notice is waived along with waiver of any entitlement to redundancy or other compensation payable upon termination by Asset Seller;
2.    all of such New Zealand Business Employee’s other entitlements to Leave Benefits will transfer to the Buyer and such New Zealand Business Employee waives all rights to claim payment for any such Leave Benefits from Asset Seller; and
3.    all of such New Zealand Business Employee’s original records of employment with Asset Seller (including such New Zealand Business Employee’s personnel file) will be transferred to the Buyer, with a copy retained by Asset Seller; and
(E)    request that each New Zealand Business Employee notify the Buyer by a date no later than ten (10) Business Days prior to the expected Closing Date whether the offer is accepted by such New Zealand Business Employee.
(b)    Transfer of Leave and Other Entitlements. The Buyer agrees that for all New Zealand Business Employees who accept the Buyer’s offer of employment, their entitlements to Leave Benefits and any other continuous service entitlements under their employment agreements will transfer to the Buyer at the Second Closing and that the Buyer will be solely responsible for and will promptly meet the cost of all such Leave Benefits and entitlements.
(c)    Redundancies. The Buyer shall be solely responsible for and will promptly meet the cost of all severance, redundancy or other such payments agreed to be paid or held by a court, Employment Relations Authority, Ministry of Business Innovation and Employment or any other authorized Person to be payable to any New Zealand Business Employee which are referable to their employment with Asset Seller or the termination of that employment as a result of the Transactions.
(d)    Reasonable Endeavors. Each of the Seller and the Buyer are to use all reasonable endeavors to persuade all of the New Zealand Business Employees receiving an offer under Section 4.9(a) to accept employment with the Buyer on the terms specified in the offer. Five (5) Business Days before the Second Closing, the Buyer must give notice to the Seller of all New Zealand Business Employees who have accepted the Buyer’s offer of employment by providing the Seller with a copy of each New Zealand Business Employee’s written acceptance of the terms of the offer in Section 4.9(a)(iii) for Asset Seller’s records.
(e)    No Third Party Rights. Nothing in this Section 4.9 or Section 4.8 creates any third party beneficiary rights (for the purposes of the Contracts (Privity) Act 1982 (New Zealand)) in any New Zealand Business Employee.

(f)    Terminated Employees. Notwithstanding anything contained herein to the contrary, this Section 4.9 shall not apply to any New Zealand Business Employees who are determined to be Terminated Employees.
4.10    Record Retention. The Parties agree that for a period of seven (7) years after the Second Closing Date, or for a longer period if required by applicable Law, without the prior written consent of the Seller (which consent shall not be unreasonably withheld or delayed), neither the Buyer nor any of its Affiliates shall dispose of or destroy any of the books and records purchased hereunder which may be relevant to any legal, regulatory or Tax audit, investigation, inquiry or requirement of any of the Sellers without first offering such records to the Seller.
4.11    Indemnification of Directors and Officers; Insurance.
(a)    The Buyer agrees that all rights to indemnification, advancement of expenses and exculpation now existing in favor of each individual who, as of the relevant Closing Date, is a current or former director or officer of any Subject Company (collectively, the “Covered Persons”) pursuant to governing documents, individual indemnity agreements, board resolutions or otherwise, shall survive the relevant Closing and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Second Closing Date. Following the relevant Closing, neither the Buyer nor the Subject Companies shall amend, repeal or otherwise modify such arrangements in any manner that would adversely affect the rights of the Covered Persons thereunder.
(b)    The Buyer shall cause the Subject Companies to honor, to the fullest extent permitted by applicable Law, all of the obligations of the Subject Companies to indemnify (including any obligations to advance funds for expenses) the Covered Persons to the extent that such obligations of the Subject Companies exist on the relevant Closing Date, whether pursuant to their governing documents, individual indemnity agreements, board resolutions or otherwise, and such obligations shall survive the relevant Closing and shall continue in full force and effect in accordance with the terms of such arrangements until the expiration of the applicable statute of limitations with respect to any claims.
(c)    For a period of not less than six (6) years after the Second Closing Date, the Buyer shall cause, at its sole expense, to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Subject Companies, or substitute policies providing at least the same coverage and amounts and containing terms and conditions which are not less advantageous to the director or officer in any material respect, in each case with respect to claims arising from facts or events which occurred at or prior to the relevant Closing Date.
(d)    In the event that the Buyer, the Subject Companies or any of their respective successors or assigns after the applicable Closing Date (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Buyer, the Subject Companies or of their respective successors or assigns assume the obligations of the Buyer and/or the Subject Companies or their respective successors or assigns as contemplated by this Section 4.11.
(e)    To the fullest extent permitted by applicable Law, the Buyer and/or the Subject Companies or their respective successors or assigns shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Covered Person in enforcing the indemnity and other obligations provided in this Section 4.11. The provisions of this Section 4.11 shall survive the consummation of the relevant Closing and expressly are intended to benefit each of the Covered Persons. Notwithstanding anything to the contrary, it is agreed that the rights of a Covered Person under this Section 4.11 shall be in addition to, and not a limitation of, any other rights such Covered Person may have under the governing documents of the Subject Companies, individual indemnity agreements, board resolutions or otherwise, and nothing in this Section 4.11 shall have the effect of, or be construed as having the effect of, reducing the benefits to the Covered Persons under such arrangements.
(f)    The Buyer hereby acknowledges that the Covered Persons may have certain rights to indemnification, advancement of expenses and/or insurance provided by other Persons. The Buyer hereby agrees (i) that the Subject Companies are the indemnitors of first resort (i.e., their obligations to the Covered Persons are primary and any obligation of such other Persons to advance expenses or to provide indemnification for the same expenses or Liabilities incurred by any such Covered Person are secondary), (ii) to the fullest extent permitted by applicable Law, that the Subject Companies shall be required to advance the full amount of expenses incurred by any Covered Person and shall be liable for the full indemnifiable amounts, in each case in accordance with the indemnification obligations described in this Section 4.11, without regard to any rights any such Covered Person may have against any such other Person and (iii) that the Buyer irrevocably waives, relinquishes and releases (and shall cause the Subject Companies to irrevocably waive, relinquish and release) such other Persons from any and all claims against any such other Persons for contribution, subrogation or any other recovery of any kind in respect thereof. Each of the Buyer and the Subject Companies further agrees that no advancement or payment by any of such other Persons on behalf of any such Covered Persons with respect to any claim for which such Covered Person has sought indemnification from the Subject Companies shall affect the foregoing.
(g)    The Parties agree that, to the fullest extent permitted by Law, the Buyer hereby releases, and will cause each of the Subject Companies to release, the Covered Persons from any liability (i) to any party in respect of this Agreement or the Transactions; and (ii) in respect of any act, matter or thing that occurred on or prior to the relevant Closing, in each case other than any liability for an act of fraud by the Covered Person.

(h)    To the extent that the obligations imposed on, or releases provided by, the Buyer or any of the Subject Companies are not enforceable by the Covered Persons, such obligations and releases may be enforced by the Seller as trustee on behalf of such Covered Persons.
4.12    Tax Matters.
(a)    Tax Periods Ending on or Before the Relevant Closing Date. The Seller shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Subject Companies for all periods ending on or prior to the relevant Closing Date (“Pre-Closing Tax Period”) that are filed after the relevant Closing Date. Such Tax Returns shall be prepared consistently with the past practice of the Subject Companies, unless otherwise required by applicable Law. Any Tax Returns of a Subject Company that must be filed in connection with any Transfer Taxes shall be prepared by the Party that customarily has primary responsibility for filing such Tax Returns pursuant to the applicable Law under and according to which the respective Tax Returns are due to be filed; provided, however, that the preparing Party shall deliver such Tax Returns for the other Party’s review and approval (not to be unreasonably withheld, conditioned or delayed) at least ten (10) Business Days prior to the applicable due date.
(b)    Tax Periods Beginning Before and Ending After the Relevant Closing Date. The Buyer shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Subject Companies for Tax periods that begin before the relevant Closing Date and end after the relevant Closing Date (a “Straddle Tax Period”). Such Tax Returns shall be prepared consistently with the past practice of the Subject Companies unless otherwise required by applicable Law. The Buyer shall permit the Seller to review and comment on each such Tax Return described in the preceding sentence prior to filing and shall accept all comments that are reasonable. The Seller shall reimburse the Buyer within thirty (30) days of the date on which Taxes are paid with respect to such periods an amount equal to the portion of such Taxes which relates to the portion of such taxable period ending on the relevant Closing Date, except to the extent such Taxes are taken into account in the calculation of Net Working Capital. For purposes of this Section 4.12, in the case of any Taxes that are imposed on a periodic basis and are payable for a taxable period that includes (but does not end on) the relevant Closing Date, the portion of such Tax which relates to the portion of such taxable period ending on the relevant Closing Date shall (i) in the case of any Taxes other than the Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the relevant Closing Date and the denominator of which is the number of days in the entire taxable period, and (ii) in the case of any Tax based upon or related to income or receipts be deemed equal to the amount which would be payable if the relevant taxable period ended on the relevant Closing Date. For purposes of this Section 4.12, in the case of any Tax credit relating to a taxable period that begins before and ends after the relevant Closing Date, the portion of such Tax credit which relates to the portion of such taxable period ending on the relevant Closing Date shall be the amount which bears the same relationship to the total amount of such Tax credit as the amount of Taxes described in (y) above bears to the total amount of Taxes for such taxable period. This Section 4.12(b) does not apply to Transfer Taxes or NZ GST as a result of the transactions contemplated by this Agreement, which are the sole obligation of the Buyer under the provisions of Section 4.12(f) and Section 4.13. Any reimbursement payment made in accordance with this Section 4.12(b) shall be treated as an adjustment to the Purchase Price.
(c)    Cooperation on Tax Matters.
(i)    The Buyer and the Seller shall, and the Buyer shall cause the Subject Companies to, cooperate fully, as and to the extent reasonably requested by the other Parties, in connection with the filing of Tax Returns pursuant to this Section 4.12 and any audit, Action or Proceeding, with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such audit, Action or Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Buyer and the Seller agree (A) to retain all books and records with respect to Tax matters pertinent to the Subject Companies relating to any taxable period beginning before the relevant Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Buyer or the Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, the Subject Companies or the Seller, as the case may be, shall allow the other Party to take possession of such books and records.
(ii)    The Buyer and the Seller further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Government Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Transactions).
(d)    Amended Tax Returns.
(i)    Any amended Tax Return of the Subject Companies or claim for Tax refund on behalf of the Subject Companies for any period ending on or prior to the relevant Closing Date shall be filed, or caused to be filed, only by the Seller. The Seller shall not, without the prior written consent of the Buyer (which consent shall not be unreasonably withheld or delayed), make or cause to be made, any such filing, to the extent such filing, if accepted, reasonably might change the Tax Liability of the Buyer for any period ending after the relevant Closing Date.
(ii)    Any amended Tax Return of the Subject Companies or claim for Tax refund on behalf of the Subject Companies for any period ending after the relevant Closing Date shall be filed, or caused to be filed, only by the Buyer. The Buyer shall not, without the prior written consent of the Seller (which consent shall not be unreasonably withheld or delayed), make or cause to be made, any such filing, to the extent such filing, if accepted, reasonably might change the Tax Liability of the Seller for any period or portion thereof ending on or prior to the relevant Closing Date.
(e)    Audits.
(i)    The Buyer shall provide the Seller with notice of a Tax Contest with respect to the Subject Companies which could reasonably be expected to cause the Seller to have an indemnification obligation under Section 5.1 within ten (10) days of the receipt of such notice. The Seller shall have the right to control the conduct and resolution of such Tax Contest; provided, however, that the Seller may decline to participate in such Tax Contest. If the Seller controls the conduct of such Tax Contest, the Seller shall not resolve such Tax Contest, to the extent such Tax Contest relates to a taxable period or portion of a period that begins after the relevant Closing Date, without the Buyer’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed. If the Seller declines to control such Tax Contest, then the Buyer shall have the right to control the conduct of such Tax Contest; provided, however, that the Buyer shall not resolve such Tax Contest without the Seller’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed. Each Party shall bear its own costs for participating in such Tax Contest.
(ii)    The Buyer shall have the right to control all other Tax audits or proceedings of the Subject Companies. The Buyer shall obtain the prior written consent of the Seller prior to the settlement of any such proceedings that could reasonably be expected to increase the Seller’s Tax Liability for a Pre-Closing Tax Period or Straddle Tax Period, which consent shall not be unreasonably withheld or delayed.
(iii)    The Subject Companies shall execute and deliver to the Seller such powers of attorney and other documents as may be necessary or appropriate to give effect to the foregoing.
(f)    Transfer Taxes. All Transfer Taxes (with the exception of Australian GST) incurred in connection with this Agreement shall be paid by the Buyer when due, and the Buyer or the Companies will, at their own respective expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable Law, the Seller shall join in the execution of any such Tax Returns and other documentation.
(g)    Tax Covenants.
(i)    The Buyer covenants that without obtaining the prior written consent of the Seller it shall not, and shall not cause or permit the Subject Companies or any Affiliate of the Buyer, to (A) take any action on or after the relevant Closing Date other than in the ordinary course of business that could give rise to any Tax Liability of the Seller or any indemnification obligation of the Seller under Section 5.1, or (B) make or change any Tax election or tax accounting method, amend any Tax Return, take any Tax position on any Tax Return, or compromise or settle any Tax Liability, in each case if such action could have the effect of increasing the Tax Liability of the Seller or reducing any Tax asset of the Companies with respect to any Pre-Closing Tax Period or portion of a Straddle Tax Period ending on the relevant Closing Date. For the avoidance of doubt, neither the Buyer, the Companies, nor any of their Affiliates shall make any election under section 338 of the Code with respect to the transactions contemplated by this Agreement.
(ii)    After the relevant Closing Date, the Buyer and the Subject Companies shall not, without obtaining the written consent of the Seller, agree to the waiver or any extension of the statute of limitations relating to any Taxes of the Companies for any Pre-Closing Tax Period or any Straddle Tax Period.
(iii)    The Seller shall have the right to (A) any Tax refunds received by the Companies for any Pre-Closing Tax Period or portion of any Straddle Tax Period that ends on the relevant Closing Date (except to the extent such amounts are taken into consideration in calculating the Net Working Capital) or (B) any credits against Taxes in lieu of refunds described in clause (A). The Buyer shall pay such amounts to the Seller no later than ten (10) days after the receipt by the Companies of such Tax refunds or credits. The Buyer shall cooperate with the Seller to prepare and file any Tax Returns required to claim Tax refunds that the Seller is entitled to pursuant to this Section 4.12(g)(iii).
(iv)    The Parties hereto acknowledge and agree that Seller shall have the sole and exclusive right to determine whether to make a “check-the-box” election (“Check-the-Box Election”) as to the tax classification of any of the Subject Companies for United States federal income tax purposes covering any tax periods ending on, prior to, or including the relevant Closing Date. In the event that Seller elects to make a Check-the-Box Election with respect to one or more of the Subject Companies or any of their subsidiaries, the Buyer and its Affiliates shall cooperate in connection with any such election including causing their officers, employees or agents, as applicable, to participate in the timely filing of United States Internal Revenue Service Forms 8832 (and any successor forms thereto).
(h)    Payment of Company Tax Benefits. The Parties hereby agree and acknowledge that the Tax deductions associated with the Transaction Payments (including net operating loss carryforward deductions, if applicable) shall be for the sole benefit of the Seller and shall be allocated to the applicable Pre-Closing Tax Periods ending on the relevant Closing Date or portions of the applicable Straddle Tax Periods ending on the relevant Closing Date, in each case to the extent permitted by applicable Law and that notwithstanding anything to the contrary in this Agreement, the Seller shall be entitled to the benefits of each such Tax deduction. The method to compensate the Seller for the benefit associated with Tax deductions that neither reduce amounts the Seller would otherwise have to pay pursuant to Section 4.12(a) or Section 4.12(b), nor are reflected as a reduction in Taxes payable for purposes of determining

Net Working Capital, is through the payment of the Company Tax Benefits. In the event that the Tax deductions associated with the Transaction Payments result in a net operating loss of the Companies for a Pre-Closing Tax Period ending on the relevant Closing Date, such net operating loss shall, to the extent permitted by Law, be first carried back to all available prior Pre-Closing Tax Periods of the Companies, as applicable, to claim refunds for any Taxes that were previously paid by the Companies in such Pre-Closing Tax Periods. The Buyer shall pay or cause to be paid to the Seller the amount of any Company Tax Benefits within ten (10) days after such Company Tax Benefits are actually realized or obtained. A Company Tax Benefit is actually realized or obtained only (i) upon the filing of a Tax Return (including a short period Tax Return) that shows a reduced Tax Liability or (ii) upon receipt of a Tax refund.
(i)    Tax Dispute Resolution Mechanism. Any dispute among the Parties involving Taxes arising under this Agreement shall be resolved as follows: (i) the Parties shall in good faith attempt to negotiate a prompt resolution of the dispute; (ii) if the Parties are unable to negotiate a resolution of the dispute within thirty (30) days, the dispute shall be submitted to the national office of a firm of independent accountants of nationally recognized standing reasonably satisfactory to the Seller and the Buyer (the “Tax Dispute Accountant”); (iii) the Tax Dispute Accountant shall resolve the dispute, in a fair and equitable manner and in accordance with applicable Tax Law and the provisions of this Agreement, within thirty (30) days after the Parties have submitted the dispute to the Tax Dispute Accountant, whose decision shall be final, conclusive and binding on the Parties, absent fraud or manifest error; (iv) any payment to be made as a result of the resolution of a dispute shall be made, and any other action taken as a result of the resolution of a dispute shall be taken, on or before the fifth (5th) day following the date on which the dispute is resolved (except that if the resolution requires the filing of an amended Tax Return, such amended Tax Return shall be filed within thirty (30) days following the date on which the dispute is resolved); and (v) the fees and expenses of the Tax Dispute Accountant shall be paid by the Party who the Tax Dispute Accountant determines has derived the least benefit from the issues to be resolved by the Tax Dispute Accountant; provided that, (A) if the Parties are unable to agree on a national office of a firm of independent accountants of nationally recognized standing to act as Tax Dispute Accountant, the Seller and the Buyer shall each select a national office of a firm of independent accountants of nationally recognized standing and such firms together shall select the national office of a firm of independent accountants of nationally recognized standing to act as the Tax Dispute Accountant and (B) if any Party does not select a national office of a firm of independent accountants of nationally recognized standing within ten (10) days of written demand therefor by the other Party, the firm selected by the other Party shall act as the Tax Dispute Accountant.
(j)    Tax Payments Limited to Pro-Rata Percentage Interest. Following the relevant Closing, the portion of any Taxes to be paid or reimbursed, or to be received with respect to Tax refunds, by the Seller under this Section 4.12 shall be limited to the Pro-Rata Percentage Interest.

(k)    To the extent any supply made by the Seller under or in connection with this Agreement is a “taxable supply” for purposes of the Australian A New Tax System (Goods and Services Tax) Act 1999, the Buyer shall pay to the Seller an amount equal to the amount of Australian GST payable in respect of that taxable supply at the same time as the consideration is payable for that taxable supply, subject to provision of a valid tax invoice.
4.13    NZ GST.
(a)    The Parties agree that the supply of the Purchased Assets being made by Asset Seller under this Agreement consists wholly or partly of the supply of “land” for the purposes of the NZ GST Act and accordingly, that the supply of the Purchased Assets under this Agreement will be zero-rated for NZ GST purposes under section 11(1)(mb) of the NZ GST Act.
(b)    The Buyer warrants to the Seller (and the Asset Seller) that the recipient of the land supplied under this Agreement:
(i)    is registered under section 51 of the NZ GST Act;
(ii)    intends at the Second Closing to use the land supplied under this Agreement for the purposes of making taxable supplies; and
(iii)    does not intend to use the land supplied as a principal place of residence for itself or any Person associated with the Buyer (or the recipient) under section 2A(1)(c) of the NZ GST Act.
(c)    If, for any reason, it is subsequently determined that NZ GST is chargeable and payable by the Seller (or the Asset Seller) to the Inland Revenue Department at a rate greater than zero in respect of the supply of the Purchased Assets, the NZ GST, together with any Default NZ GST (if applicable) shall, as between the Seller and the Buyer, be payable by the Buyer in addition to the Purchase Price and the Buyer shall, immediately upon demand by the Seller, pay to the Seller the amount of NZ GST and Default NZ GST (if applicable) chargeable in respect of the supply of the Purchased Assets.
(d)    It shall not be a defense to any claim against the Buyer for payment to the Seller (or the Asset Seller) of any Default NZ GST that the Seller has failed to mitigate the Seller’s (or the Asset Seller’s) damages by paying an amount of NZ GST when it fell due under the NZ GST Act.
4.14    Appointment of New Thailand Directors. At least fourteen (14) days prior to the First Closing Date, the Buyer shall provide written notice to the Seller of (a) the names of the natural persons that the Buyer wishes for the Seller to cause to be appointed as a member of the board of directors of PDITL, PD Trading and Thai Copper Rod Company Limited, a Thai company (“TCRCL”), to replace the directors of PDITL, PD Trading and TCRCL nominated or appointed by the Seller (collectively, the “New Thailand Directors”) and (b) the name of the natural persons that the Buyer wishes to become the new authorized director of PDITL and PD Trading who may sign on behalf of each of PDITL and PD Trading (the “New Thailand Authorized Directors”). The Buyer shall provide all supporting documents as required by PDITL, PD Trading and TCRCL for registration of the New Thailand Directors and New Thailand Authorized Directors with the relevant Government Entity.
4.15    Sale of Shares by Resigning Thailand Directors. On or prior to the First Closing Date, the Seller shall cause each director of PDITL and PD Trading who was nominated or appointed by the Seller and owns any shares in PDITL and PD Trading or any of their respective subsidiaries (the “Thailand Director-Shareholders”) to sell, transfer and deliver all such shares to the Buyer.
4.16    2016 Thailand Dividends. The Buyer acknowledges and agrees that in the event PDITL or PD Trading declares and pays a dividend at its 2016 annual meeting of shareholders, then the Buyer shall promptly notify the Seller of such payment and make a payment in cash by wire transfer in pro rata amounts to the Seller and any Director-Shareholder that sold shares in PDITL or PD Trading to the Buyer pursuant to Section 4.15 above. The Parties shall treat any payments made pursuant to this Section 4.16 as an adjustment to the Purchase Price for all purposes.
4.17    Reorganization.
(a)    The Seller shall take such steps that are necessary or appropriate either to cause assets, liabilities and/or equity interests relating to businesses other than the Business to be sold, transferred, assigned or otherwise conveyed to or assumed by, as applicable, Affiliates of the Seller (other than the Companies), in each case, effective at or prior to the relevant Closing (the “Reorganization”).
(b)    Prior to the relevant Closing, the Seller will, and shall cause its Affiliates to, at the Seller’s sole cost and expense (provided, however, that nothing herein shall require the Seller to take any actions or incur any costs or expenses which they are not required to take or incur under Section 4.7 in order to effect the Reorganization) effect the Reorganization. The Seller and the Buyer agree and acknowledge that the Buyer’s consent shall not be required to make changes to the Reorganization.
4.18    NonCompetition Obligations of the Seller.
(a)    For a period commencing from the relevant Closing Date until five (5) years after the relevant Closing Date (the “Restricted Period”), without the prior written consent of the Buyer, neither the Seller nor any of its Affiliates, will establish, own (other than the ownership of five percent (5%) or less of a publicly traded entity), lease, operate, manage, finance or control an entity engaged in, or engage in, either directly or knowingly indirectly, a business which competes with any product manufactured by the Business (as in existence on and during the two

(2) year period prior to the relevant Closing Date), which products are set forth on Exhibit 4.18, in Thailand, China, Australia and New Zealand (the “Restricted Region”) (a “Competing Business”); provided, that, there shall be no restrictions on the Seller or any of its Affiliates with respect to the sale of (i) high-voltage and extra-high-voltage cables as part of the turnkey solutions offered by the Seller or any of its Affiliates, (ii) submarine power cables, and (iii) the sale of cables to nuclear power plants or intermediaries supplying these cables to nuclear power plants. Notwithstanding the foregoing, until the date of the Second Closing, the Restricted Region shall be limited to Thailand and only those products that are listed in Exhibit 4.18 that relate to products manufactured by PDITL shall be subject to restriction as set forth in this Section 4.18(a). For the avoidance of doubt, if the Second Closing does not occur, there shall be no restrictions on the Seller’s or its Affiliates’ business or operations in China, Australia or New Zealand.
(b)    Notwithstanding anything to the contrary in Section 4.18(a) and without implication that the following activities otherwise would be subject to the provisions of Section 4.18(a), nothing in this Agreement shall preclude, prohibit or restrict the Seller or any of its Affiliates from providing assistance to the Buyer in accordance with the terms of this Agreement.
(c)    Should any portion, provision or clause of this Section 4.18 be deemed too broad to permit enforcement to its full extent, then it shall be enforced to the maximum extent permitted by Law, and each Party hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.
(d)    The covenants and agreements set forth in this Section 4.18 shall be deemed and shall be construed as separate and independent covenants and agreements, and, should any portion thereof be held invalid, void or unenforceable by any court of competent jurisdiction, such invalidity, voidness, or unenforceability shall in no way render invalid, void or unenforceable any other portion thereof or any separate covenant or agreement not declared invalid, void or unenforceable; and this Section 4.18 shall in that case be construed as if the void, invalid or unenforceable portions were omitted. This Section 4.18 is reasonable and necessary to protect and preserve Buyer’s legitimate business interests and the value of the Company Equity and the Purchased Assets and to prevent any unfair advantage conferred on the Seller.
(e)    During the Restricted Period, if the Seller (or any of its Affiliates) acquires, either directly or through any Affiliate, ownership of more than fifty percent (50%) of the outstanding voting power or equity interests of any Person (the “Target”) or all or substantially all of the business and assets of the Target (whether such acquisition of voting power or assets is through a purchase of securities, purchase of assets, merger, share exchange, consolidation or other form of business combination, and whether in one or a series of related transactions) that had, for the most recent fiscal year of the Target prior to the proposed transaction (the “Target Transaction”), gross revenues from a Competing Business in any individual country in the Restricted Region equal to or less than ten percent (10%)

of the aggregate gross revenues (determined on a consolidated basis) of the Target and its direct and indirect subsidiaries (the “Competing Business’s Gross Revenue Percentage”), then, following the closing of the Target Transaction, the Seller and/or its Affiliates shall grant the Buyer a right to purchase only such Competing Business of the Target: (i) on the same terms and conditions as Seller obtained the Target in the Target Transaction; and (ii) at a price that is equal to the Competing Business’s Gross Revenue Percentage multiplied by the total purchase price of the Target paid by the Seller and/or its Affiliates in the Target Transaction (the “Purchase Right”). Within thirty (30) days of the closing of the Target Transaction, the Seller shall provide written notice of the Purchase Right to the Buyer containing: (i) the percentage of the Competing Business of the Target; and (ii) the total purchase price paid for the Target (the “Purchase Right Notice”). The Buyer shall have a period of thirty (30) days from the receipt of the Purchase Right Notice to provide notice of intent to exercise such Purchase Right via written notice to the Seller (a “Notice of Exercise”). If: (i) the Purchase Right shall not have been exercised within the thirty (30) day period following the Buyer’s receipt of the Purchase Right Notice; or (ii) the Buyer and the Seller shall have not have closed the transaction with respect to the Competing Business of the Target during the sixty (60) day period following the Seller’s receipt of the Notice of Exercise, the Purchase Right shall expire and the Seller shall have no further restrictions or obligations with respect to the Competing Business of the Target. If the Target had, for the most recent fiscal year of the Target prior to the Target Transaction, gross revenues from a Competing Business in any individual country in the Restricted Region of greater than ten percent (10%) of the aggregate gross revenues (determined on a consolidated basis) of the Target and its direct and indirect subsidiaries, then, the Seller and/or its Affiliates shall seek consent of the Buyer prior to closing the Target Transaction, after which the remaining provisions of this Section 4.18 regarding the Purchase Right shall apply.
(f)    For the purpose of this Section 4.18 only, “Affiliate” shall exclude any Person (and such Person’s Affiliates on or prior to the acquisition) who acquires directly or indirectly fifty percent (50%) or more of the voting power of the Seller (or the Seller’s Affiliates).
4.19    Conduct of Business post-Closing.
(a)    Subject to the terms of the Thailand Trademark License Agreement and the China Trademark License Agreement, the Seller acknowledges and agrees that from the relevant Closing Date, the Buyer (and/or its Affiliates, including the Subject Companies) shall be entitled to use the intellectual property licensed to the Buyer (and/or its Affiliates, including the Subject Companies) in the Thailand Trademark License Agreement and the China Trademark License Agreement for the operation of the Business specifically in the jurisdictions contained in the Thailand Trademark License Agreement and the China Trademark License Agreement.
(b)    For a period of six (6) months from the relevant Closing, subject to the terms of the Transition Services Agreement, the Seller (and/or its Affiliates) shall provide the services set forth therein, for an amount payable to Seller (and/or its Affiliates) on a monthly basis equal to the Seller’s or its Affiliates’ cost plus ten percent (10%).
(c)    For a period of six (6) months from the First Closing, subject to the terms of the Technical Support Agreement, the Seller (and/or its Affiliates) shall provide the services set forth therein (which services shall be limited to support the Business and the products manufactured by the Business at the existing facilities), for an amount payable to Seller (and/or its Affiliates) on a monthly basis equal to two hundred U.S. dollars ($200.00) per hour, for a maximum of five hundred (500) hours, plus the cost of all travel expenses incurred by Seller (and/or its Affiliates) in the performance of the services thereunder. Notwithstanding the foregoing, the Buyer agrees that requested travel to Thailand, China, Australia and/or New Zealand shall be limited and that if any such travel occurs during the term of the Technical Support Agreement, a minimum of fifty (50) hours of time per person shall be charged against the five hundred (500) hour limit, regardless of whether the actual work performed by the individual(s) traveling amounts to less than fifty (50) hours.
4.20    Further Assurances. From and after the relevant Closing, the Buyer and the Seller shall execute and deliver such further instruments of conveyance and transfer and take such other action as reasonably may be necessary to further effectuate the Transactions.
4.21    Transaction Documents. From and after the relevant Closing, the Buyer shall comply with the terms, conditions and covenants contained in each Transaction Document (including, without limitation, the Thailand Trademark License Agreement and the China Trademark License Agreement). Failure to comply with such terms, conditions and covenants of a Transaction Document shall be deemed a material breach of this Agreement and such Transaction Document.
4.22    Lowest Price. For the purposes of the financial arrangements rules in the NZ Income Tax Act, the Parties agree that:
(a)    the Asset Purchase Price, as adjusted in accordance with the terms of this Agreement, is the lowest price (converted into New Zealand dollars using the exchange rate available from a New Zealand registered bank on the date that the first right in the Purchased Assets was transferred), that the Parties would have agreed for the sale and purchase of the Purchased Assets (after taking into account the assumption by the Buyer of the Assumed Liabilities in accordance with the terms of this Agreement), on the date this Agreement was entered into, if payment would have been required in full at the time the first right in the Purchased Assets was transferred;
(b)    the Australia Equity Purchase Price, as adjusted in accordance with the terms of this Agreement, is the lowest price (converted into New Zealand dollars using the exchange rate available from a New Zealand registered bank on the date that the first right in the Australia Equity was transferred), that the Parties would have agreed for the sale and purchase of the Australia Equity, on the date this Agreement was entered into, if payment would have been required in full at the time the first right in the Australia Equity was transferred;
(c)    they will compute their taxable income for New Zealand Tax purposes for the relevant period on the basis that the Asset Purchase Price and the Australia Equity Purchase Price includes no capitalized interest and will file their Tax Return accordingly; and
(d)    they are not associated for the purposes of the NZ Income Tax Act, and the Purchased Assets, the Assumed Liabilities and the Australia Equity are transferred under this Agreement at their arm’s length value.
4.23    Assignments.
(a)    Assignment. The Seller must use its reasonable endeavors to assign or novate its right and interest under the Business Agreements and obtain the consent (where necessary) of the other parties to the Consent Agreements to the assignment or novation of those agreements to the Buyer with effect from the Second Closing. The Buyer must assist the Seller to effect the assignments or novations and obtain the consents where necessary.
(b)    Where Business Agreements not Assigned. The Seller must hold the benefit of any Business Agreements not assigned or novated on the Second Closing for the Buyer and the Buyer must properly perform the obligations of the Seller under those Business Agreements on the Seller’s behalf. The Seller agrees to account to the Buyer for all sums received by the Seller in respect of Business Agreements which relate to the Buyer’s performance of its obligations pursuant to the terms of such Business Agreements during the period following the Second Closing.
(c)    Indemnity by the Buyer. The Buyer must assume, and fully and effectively perform, all obligations arising under the Business Agreements and the Assumed Liabilities and must indemnify the Seller and the Selling Affiliates against all liability or Loss arising from, and any costs, damages, Losses, charges or expenses incurred concerning, any failure by the Buyer or any Designated Affiliate to perform all such obligations following the Second Closing solely to the extent that any such failure to comply with such obligations arose after the Second Closing and except where such failure to perform occurs as a result of a default of the Seller or any Selling Affiliate prior to the Second Closing.
4.24    Designated Affiliates. The Buyer will use its commercially reasonably efforts to designate all of its Designated Affiliates as soon as practicable following the date of this Agreement and, in any event, will use its commercially reasonable efforts to make such designation not less than thirty (30) days prior to the relevant Closing.
4.25    PD Trading Equity. The Parties acknowledge that the transfer of the PD Trading Equity is subject to certain transfer restrictions under PD Trading’s Articles of Association. In the event that due to such transfer restrictions, Thailand Holdings may not transfer any of the PD Trading Equity to the Buyer (or its Designated Affiliate) at the First Closing, the Parties shall agree on appropriate exclusion from the delivery at the First Closing and adjustment to the Purchase Price to reflect such exclusion of the PD Trading Equity as soon as practicable.
4.26     Lease Covenant. On or prior to the Second Closing, the Seller, with cooperation from the Buyer, agrees to procure that:

(i)
Minsmere Pty Ltd, as the landlord under the Commercial Lease (Premises: Suites 3 and 4, Level 1, 205-211 Forster Road, Mount Waverley) with GC Australia, as the lessee, having a lease term commencing from 15 July 2013 to 14 July 2018, provide its consent and/or approval in writing to approve the execution, delivery and performance by GC Australia, as pursuant to the Transaction Documents; and

(ii)
The Stan Perron Charitable Foundation Limited, as the landlord under the Lease: 26 Down Street, Welshpool with GC Australia, as the lessee, to provide its consent and/or approval in writing to approve the execution, delivery and performance by GC Australia, as pursuant to the Transaction Documents.

4.27     Environmental Covenant. The Parties agree to equally share the relevant costs and expenses in resolving potential asbestos problems for the five potential areas at the Christchurch location as disclosed in the Seller Disclosure Schedule under Section 3.11 (Environmental Matters), provided (i) the Parties shall use their respective reasonable efforts to reduce such costs and expense in relation thereto, and (ii) the Seller shall be solely responsible for all costs and expense in an amount up to $100,000 in resolving potential asbestos problems.

ARTICLE V
INDEMNIFICATIONS; SURVIVAL
5.1    Indemnification by the Seller. Subject to the terms, conditions and limitations of this ARTICLE V, following the relevant Closing, the Buyer and each of its Affiliates, and each of their respective successors, assigns, officers, directors, managers, members, partners, equityholders, employees, representatives and agents shall be indemnified by the Seller from and against any Loss suffered or incurred by any such Indemnified Person arising or resulting from (i) any breach of any representation or warranty contained in ARTICLE III of this Agreement or (ii) the breach or default of the Seller (or its Affiliates) or the Subject Companies in the performance of any covenant or agreement in this Agreement or any other Transaction Document, provided that (x) no indemnification payments shall be made by or on behalf of the Seller under this Agreement unless (1) the Loss related to each individual claim or series of related claims arising thereunder for which indemnification Liability would, but for this proviso, exist exceeds one hundred thousand U.S. Dollars ($100,000) and (2) the aggregate amount of all Loss (after taking into account the threshold amount referred to in (1) above) for which the Seller would be liable, but for this proviso, exceeds an amount equal to one percent (1%) of the Purchase Price, and then only to the extent of any such excess; (y) no Indemnified Person shall be entitled to indemnification under this Agreement with respect to any breach of any representation, warranty or covenant by the Seller if, on the relevant Closing Date, the Buyer or any of its Representatives had knowledge of the existence of such breach; and (z) the aggregate total amount in respect of which the Seller shall be liable to indemnify the Indemnified Persons pursuant to this Agreement shall in no event exceed an amount equal to ten percent (10%) of the amount of the Purchase Price allocated, pursuant to Section 1.6(a), to the Company to which such indemnification relates (and in any event such aggregate amount shall not exceed ten percent (10%) of the Purchase Price) provided further that the limitations set forth in clauses (x) and (z) above shall not apply to any Loss arising from actual fraud by the Seller or from a breach of Section 3.1 (Organization; Power and Authorization), Section 3.3 (Ownership), the Thailand Trademark License Agreement or the China Trademark License Agreement (collectively, the “Fundamental Representations”); provided further that the aggregate total amount in respect of which the Seller shall be liable to indemnify the Indemnified Persons pursuant to this Agreement shall in no event exceed the Purchase Price allocated, pursuant to Section 1.6(a), to the Company to which such indemnification relates (and in any event such aggregate amount shall not exceed the Purchase Price).
5.2    Indemnification by the Buyer. Subject to the terms, conditions and limitations of this ARTICLE V, following the relevant Closing, the Buyer and the Subject Companies, jointly and severally, shall indemnify the Seller and each of their Affiliates, including the Equity Sellers, and each of their respective successors, assigns, officers, directors, managers, members, partners, equityholders, employees, representatives and agents, and the Companies’ pre-Closing officers, directors, managers, members, partners, employees, representatives and agents, from and against, and hold them harmless from, any Loss suffered or incurred by any such Indemnified Person arising or resulting from (%3) any breach of any representation or warranty of the Buyer contained in this Agreement or any other Transaction Document which survives the relevant Closing, (%3) the breach of any covenant of the Buyer contained in this Agreement or any other Transaction Document (including the Thailand Trademark License Agreement and the China Trademark License Agreement), (%3) any post-Closing operations of the Subject Companies and their Affiliates, or (%3) any Action or Proceeding brought by any minority shareholders of PDITL or PD Trading in respect of the amendment of the Articles of Association of PDITL or PD Trading referenced in Section 6.1(f)(ii); provided that (x) no indemnification payments shall be made by or on behalf of the Buyer (and its Affiliate, if applicable) and the Subject Companies under this Agreement unless (1) the Loss related to each individual claim or series of related claims arising thereunder for which indemnification Liability would, but for this proviso, exist exceeds one hundred thousand U.S. Dollars ($100,000) and (2) the aggregate amount of all Loss (after taking into account the threshold amount referred to in (1) above) for which the Buyer (and its Affiliate, if applicable) and the Subject Companies would be liable, but for this proviso, exceeds an amount equal to one percent (1%) of the Purchase Price, and then only to the extent of any such excess; and (y) no Indemnified Person shall be entitled to indemnification under this Agreement with respect to any breach of any representation, warranty or covenant by the Buyer if, on the relevant Closing Date, the Seller or any of its Representatives had knowledge of the existence of such breach; and (z) the aggregate total amount in respect of which the Buyer shall be liable to indemnify the Indemnified Persons pursuant to this Agreement shall in no event exceed an amount equal to ten percent (10%) of the amount of the Purchase Price allocated, pursuant to Section 1.6(a), to the Company to which such indemnification relates (and in any event such aggregate amount shall not exceed ten percent (10%) of the Purchase Price); provided further that the limitation set force in clauses (x) and (z) above shall not apply to any Loss arising from actual fraud or from a breach of Section 2.1 (Organization; Power and Authorization), Section 2.3 (Broker Fees), Section 2.6 (Investment) or Section 2.7 (Solvency) or arising from a breach of Section 4.8 (Employee Matters), Section 4.9 (New Zealand Employee Matters), Section 4.11 (Indemnification of Directors and Officers; Insurance), the Thailand Trademark License Agreement or the China Trademark License Agreement.
5.3    Losses Net of Insurance, Etc. Subject to the terms and conditions of this ARTICLE V, which terms and conditions shall not be applicable to any Losses arising from a breach of Section 4.8, Section 4.9, Section 4.11, the Thailand Trademark License Agreement or the China Trademark License Agreement, following the relevant Closing:
(a)    The amount of any Loss for which indemnification is provided under this ARTICLE V shall be net of any amounts (i) actually recovered or (ii) which are covered by, and recoverable, on a commercially reasonable basis, by the Indemnified Person, in each of (i) and (ii) under insurance policies in effect and applicable to such Loss.
(b)    Any payment or indemnity required to be made pursuant to Section 5.1 or Section 5.2 shall be adjusted to take into account any reduction in Taxes that may be realized at any time by the Indemnified Person or any of such Person’s Affiliates (which term shall, for purposes of this paragraph, include the ultimate payer(s) of Taxes in the case of an Indemnified Person that is a branch or a disregarded entity or other pass-through entity for any Tax purpose) as a result of the Loss giving rise to the payment or indemnity. In determining the amount necessary to be added to any payment or indemnity in order to accomplish the foregoing, the Parties hereto agree to treat all Taxes required to be paid by, and all reductions in Tax realized by any Indemnified Person or any of such Person’s Affiliates, as if such Indemnified Person or any of such Person’s Affiliates were subject to Tax at the highest marginal Tax rates (for both federal and state, as determined on a combined basis) applicable to such Indemnified Person or any of such Person’s Affiliates.
(c)    In connection with an Indemnified Person’s rights under this ARTICLE V, an Indemnified Person may only seek actual damages and may not seek any other damages, including but not limited to punitive, consequential (including lost profits) and incidental damages, or damages argued to be associated with a diminution in value, as to any matter under, relating to or arising out of the Transaction Documents or the Transactions.
(d)    Any Liability for indemnification under this ARTICLE V shall be determined without duplication of recovery by reason of the set of facts giving rise to such Liability constituting a breach of more than one representation, warranty, covenant or undertaking, or one or more rights to indemnification. Without limiting the generality of the foregoing and notwithstanding Section 5.1, the Buyer shall not be entitled to indemnification under this ARTICLE V with respect to any Loss to the extent that any such Loss would constitute a duplicative payment of amounts recovered as a Purchase Price adjustment pursuant to Section 1.9 or such Loss is reflected as a Liability on the Financial Statements.
(e)    No Person shall be entitled to indemnification under this ARTICLE V with respect to any Loss that is attributable to any action taken or omitted to be taken by such Person or any of its Affiliates. The Indemnified Person shall cooperate with each Indemnifying Person with respect to resolving any Liabilities with respect to which such Person is obligated to indemnify the other Person, including by making commercially reasonable efforts to mitigate or resolve any such Liabilities. In the event that the Indemnified Person shall fail to cooperate and make such efforts to mitigate or resolve any such Liabilities, then notwithstanding anything else to the contrary contained herein, each Indemnifying Person shall not be required to indemnify any Person for any Loss that could reasonably be expected to have been avoided if the Indemnified Person had made such efforts. The Indemnified Person shall act in a commercially reasonable manner in addressing any Liabilities, events or actions that may provide the basis for indemnification hereunder (that is, such Indemnified Person shall respond to such Liability, event or action in the same manner that it would respond in the absence of the indemnification provided for in this Agreement, but in no event less than a commercially reasonable response).
(f)    No Person shall be entitled to indemnification under this ARTICLE V with respect to any Loss arising from: (i) any change in Law or policy or administrative practice of any Government Entity after the relevant Closing; or (ii) any change in relevant accounting standards or the application of accounting standards or policies applicable to the Subject Companies after the relevant Closing.
(g)    When determining the amount of any indemnifiable Losses under this ARTICLE V, the amount subject to indemnification, including for purposes of determining whether any dollar thresholds have been reached, shall be subject to the Pro-Rata Percentage Interest. For purposes of clarity, for each identifiable dollar of indemnifiable Loss with respect to PDITL and PD Trading, the amount to be used for purposes of determining the indemnifiable Losses and relevant dollar thresholds under this ARTICLE V shall be 75.47% of each such dollar as it relates to PDITL and 49.00% of each such dollar as it relates to PD Trading.
(h)    As between the Parties and any Indemnified Person and Indemnifying Person, the indemnification provisions contained in this ARTICLE V are intended to provide the sole and exclusive remedy following the relevant Closing as to all Losses any Party may incur arising from or relating to the Transaction Documents (or the representations, warranties or covenants contained therein) or the Transactions, and each Party (on behalf of itself and its Affiliates) hereby waives, to the full extent they may do so, any other rights or remedies that may arise under contract, common law, or any applicable statute, rule or regulation and hereby covenants that it and all of its Affiliates shall refrain from, directly or indirectly, asserting any Action or Proceeding of any kind against any Person based on any matter purported to be waived hereby.
(i)    Upon making any payment to an Indemnified Person for any indemnification claim pursuant to this ARTICLE V, the Indemnifying Person shall be subrogated, to the extent of such payment, to any rights which the Indemnified Person or its Affiliates may have against any other Persons with respect to the subject matter underlying such indemnification claim and the Indemnified Person shall take such actions as the Indemnifying Person may reasonably require to perfect such subrogation or to pursue such rights against such other Persons as the Indemnified Person or its Affiliates may have.
(j)    The indemnities herein are intended solely for the benefit of the Persons expressly identified in Section 4.8, Section 4.9, Section 4.11, Section 4.23(c) and this ARTICLE V (and their permitted successors and assigns) and are in no way intended to, nor shall they, constitute an agreement for the benefit of, or be enforceable by, any other Person.
5.4    Termination of Indemnification. The obligations to indemnify and hold harmless an Indemnified Person pursuant to Section 5.1 and Section 5.2 shall terminate on the date that the survival period for the applicable representation, warranty or covenant expires pursuant to Section 5.6; provided that such obligations to indemnify and hold harmless shall not terminate with respect to any specific matter as to which the Person to be indemnified shall have, before the expiration of the applicable period, previously made a claim by delivering a written notice (a “Claim Notice”) to the Indemnifying Person containing (1) a detailed description and, if known, the estimated amount of any Loss incurred or reasonably expected to be incurred by the Indemnified Person together with such supporting documents reasonably available to such Indemnified Person, (2) a reasonable explanation of the basis for the Claim Notice to the extent of the facts then known by the Indemnified Person and (3) a demand for payment of such Loss.
5.5    Procedures Relating to Indemnification.
(a)    In order for an Indemnified Person to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by any third Person against the Indemnified Person (a “Third-Party Claim”), such Indemnified Person must provide the Indemnifying Person with a Claim Notice regarding the Third-Party Claim promptly and in any event within ten (10) Business Days after receipt by such Indemnified Person of written notice of the Third-Party Claim; provided that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the

Indemnifying Person shall have been actually prejudiced as a result of such failure (except that the Indemnifying Person shall not be liable for any expense incurred during the period in which the Indemnified Person failed to give such notice). Thereafter, the Indemnified Person shall deliver to the Indemnifying Person, within five (5) Business Days after the Indemnified Person’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Person relating to the Third-Party Claim together with such supporting documents reasonably available to such Indemnified Person. Notwithstanding the foregoing, any Third-Party Claims with respect to Taxes shall be addressed in the manner set forth in Section 4.12(e).
(b)    If a Third-Party Claim is made against an Indemnified Person, the Indemnifying Person will be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnifying Person. If the Third-Party Claim includes allegations for which the Indemnifying Person both would and would not be obligated to indemnify the Indemnified Person, the Indemnifying Person and the Indemnified Person shall in that case jointly assume the defense thereof. Should the Indemnifying Person so elect to assume the defense of a Third-Party Claim, notwithstanding anything to the contrary, the Indemnifying Person will not be liable to the Indemnified Person for legal fees and expenses subsequently incurred by the Indemnified Person in connection with the defense thereof. If the Indemnifying Person assumes such defense, the Indemnified Person shall have the right, at its own expense, to participate in the defense thereof and, at its own expense, to employ counsel reasonably acceptable to the Indemnifying Person, separate from the counsel employed by the Indemnifying Person, it being understood that the Indemnifying Person shall control such defense. The Indemnifying Person shall be liable for the fees and expenses of counsel employed by the Indemnified Person for any period during which the Indemnifying Person has not assumed the defense thereof (other than during any period in which the Indemnified Person shall have failed to give notice of the Third-Party Claim as provided above). If the Indemnifying Person chooses to defend or prosecute any Third-Party Claim, all the Parties shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Person’s request) the provision to the Indemnifying Person of records and information which are reasonably relevant to such Third-Party Claim, and making officers, directors, employees and agents of the Indemnified Person available on a mutually convenient basis to provide information, testimony at depositions, hearings or trials, and such other assistance as may be reasonably requested by the Indemnifying Person. Whether or not the Indemnifying Person shall have assumed the defense of a Third-Party Claim, the Indemnified Person shall not admit any Liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the Indemnifying Person’s prior written consent (which consent shall not be unreasonably withheld or delayed). The Indemnifying Person shall not admit any Liability with respect to, or settle, compromise or discharge any Third-Party Claim without the Indemnified Person’s prior written consent (which consent shall not be unreasonably withheld or delayed); provided that the Indemnified Person shall agree to any admission of Liability, settlement, compromise or discharge of a Third-Party Claim that the Indemnifying Person may recommend and that by its terms obligates the Indemnifying Person to pay the full amount of the

Liability in connection with such Third-Party Claim and which releases the Indemnified Person completely in connection with such Third-Party Claim.
5.6    Survival of Representations and Warranties. All representations, warranties and covenants contained in this Agreement and the other Transaction Documents shall survive the relevant Closing and remain in full force and effect as follows: (a) for a period of twelve (12) months following the relevant Closing Date, with respect to all representations and warranties and any covenant or agreement to be performed prior to the relevant Closing (other than with respect to the representation and warranty in Section 3.3 (Ownership) which shall survive the relevant Closing and remain in full force and effect until the expiration of the applicable statute of limitations), or (b) with respect to each other covenant or agreement contained in this Agreement or any other Transaction Document, until the last date on which such covenant or agreement is to be performed or, if no such date is specified, for a period of twelve (12) months.
5.7    Tax Treatment of Indemnification Payments. Any indemnification payments made to the Buyer pursuant to this Agreement shall be treated as an adjustment to the final Purchase Price.
ARTICLE VI
CONDITIONS TO THE CLOSING
6.1    Conditions of the Buyer’s Obligation. The Buyer’s obligation to effect the Transactions is subject to the satisfaction of the following conditions precedent:
(a)    Representations and Warranties. Each representation and warranty set forth in ARTICLE III above shall be true and correct in all respects at and as of the relevant Closing Date, in each case as though then made, giving effect to changes permitted by this Agreement in respect of any amended and/or supplemented Disclosure Schedule to this Agreement submitted to the Buyer prior to the relevant Closing in accordance with Section 4.4 (provided that any representation and warranty that addresses matters only as of a certain date shall be so true and correct in all respects as of that certain date), except to the extent the failure of such representations and warranties to be so true and correct (without regard to any “material,” “Seller Material Adverse Change,” “Company Material Adverse Change” or similar qualification) has not resulted in a Seller Material Adverse Change or a Company Material Adverse Change, as applicable.
(b)    Covenants. As of the relevant Closing, the Seller shall have performed and observed in all material respects each covenant or other obligation required to be performed or observed by it pursuant to the Transaction Documents.
(c)    Antitrust Laws; Government Entity Approvals. With respect to the Second Closing, all applicable waiting periods (and any extensions thereof) under the Antitrust Laws must have expired or otherwise terminated by such Closing. All approvals and actions of or by, and all notices to, all Government Entities that are set forth on Schedule 6.1(c) shall have been obtained or taken place.
(d)    Third Party Consents. Any and all consents, waivers, approvals, authorizations and notices which are set forth on Schedule 6.1(d) in respect of the relevant Closing shall have been obtained or delivered on or prior to the relevant Closing Date.
(e)    Proceedings. As of the relevant Closing, no Action or Proceeding shall be pending or threatened before any Government Entity the result of which would prevent, prohibit or make illegal the consummation of the Transactions or cause any such Transactions to be rescinded following consummation, and no Order having any such effect shall exist.
(f)    Closing Documents. The Seller shall have delivered to the Buyer the following:
(i)    At the First Closing, the deliveries set forth in Sections 1.8(b) and 1.8(c) hereof in respect of the PDITL Equity and PD Trading Equity. At the Second Closing, the deliveries set forth in Sections 1.8(b), 1.8(d), 1.8(e) and 1.8(f) hereof in respect of the China Equity, Intercompany Loans, Australia Equity and the Purchased Assets;
(ii)    At the First Closing, evidence that the shareholders of PDITL have approved the amendment of Article 9 of PDITL’s Articles of Association with an effect that there is no restriction on the transfer of the PDITL Equity pursuant to the terms hereof;
(iii)    At the relevant Closing, evidence that the top ten distributors by revenue as of the end of 2014 of PDITL and GC China (the “Material Distributors”) either are parties to Contracts that do not require consent to the Transactions or have consented to the Transactions if required pursuant to the terms of each such Material Distributor’s Contract with the applicable Company; provided that this deliverable shall be deemed satisfied as long as those Material Distributors whose Contracts require consent to the Transactions that have not provided such consent represent less than twenty percent (20%) of the total revenues in the jurisdiction in which such Material Distributors provide distribution to PDITL or GC China, as applicable;
(iv)    a certificate of an officer of the Seller, dated as of the relevant Closing Date and signed by an executive officer of the Seller, certifying that the conditions set forth in Section 6.1(a) and Section 6.1(b) have been met;
(v)    a copy of the resolutions duly adopted by the board of directors or other governing body of the Seller authorizing the execution, delivery and performance by the Seller or its Affiliates of each Transaction Document to which the Seller or the Companies are a party and the consummation of the Transactions, as in effect as of the relevant Closing, certified on behalf of the Seller by an officer of the Seller (which such certification shall include a representation as to the incumbency and signatures of the officers of the Companies executing the Transaction Documents);
(vi)    a Transition Services Agreement, dated as of the First Closing Date (the “Transition Services Agreement”), by and among the Seller or its Affiliate and the Buyer or its Affiliate (including, the Subject Companies) in the form attached hereto as Exhibit 6.1(f)(vi); and a joinder to the Transition Services Agreement, dated as of the Second Closing Date, to add relevant services in respect of the Company Equity and Purchased Assets to be acquired at the Second Closing;
(vii)    a Technical Assistance and Support Agreement, dated as of the First Closing Date (the “Technical Support Agreement”), by and among the Seller or its Affiliate and the Buyer or its Affiliate (including, the Subject Companies) in substantially in the form attached hereto as Exhibit 6.1(f)(vii); and a joinder to the Technical Support Agreement, dated as of the Second Closing Date, to add relevant services in respect of the Company Equity and Purchased Assets to be acquired at the Second Closing;
(viii)    an agreement, dated as of the First Closing Date, by and between PDIC and PDITL to terminate, effective as of the First Closing Date, that certain Technical Assistance and Trademark License Agreement, dated as of January 1, 2006, as amended to the date hereof, by and between PDIC and PDITL in form and substance reasonably satisfactory to the Seller (the “Thailand Technical Assistance Termination Agreement”), duly executed by PDIC;
(ix)    an agreement, dated as of the First Closing Date, by and between PDIC and PDITL to terminate, effective as of the First Closing Date, that certain Management Agreement, dated as of January 1, 2007, as amended to the date hereof, by and between PDIC and PDITL (the “Thailand Management Termination Agreement”), in form and substance reasonably satisfactory to the Seller, duly executed by PDIC;
(x)    a Trademark License Agreement, dated as of the First Closing Date (the “Thailand Trademark License Agreement”), by and among the Seller or its Affiliate and PDITL and PD Trading which provides for the use of the “Phelps Dodge International Corp.” trademark in the form attached hereto as Exhibit 6.1(f)(x);
(xi)    a copy of the resignations, effective as of the First Closing Date, of each director of PDITL, PD Trading or TCRCL that was nominated or appointed by the Seller;
(xii)    a copy of completed and executed applications for lodgment with the Department of Business Development, the Ministry of Commerce of Thailand, for each of PDITL and PD Trading, for:

(A)    the registration of the resignation of PDITL or PD Trading’s resigning directors;
(B)    the registration of the appointment of PDITL or PD Trading’s New Thailand Directors;
(C)    the registration of PDITL or PD Trading’s New Thailand Authorized Directors;
(D)    the new list of shareholders of PDITL or PD Trading reflecting the Buyer as the holder of the PDITL Equity or PD Trading Equity; and
(E)    the power of attorney in favor of the Buyer’s solicitors to lodge all other documents, certificates, instruments or writings required to be delivered by PDITL, PD Trading or Thailand Holdings at or prior to the First Closing pursuant to this Agreement;
(xiii)    evidence of the appointment of the New Thailand Directors to the board of directors of TCRCL;
(xiv)    an agreement, dated as of the Second Closing Date, by and between PDIC and GC China to terminate, effective as of the Second Closing Date, that certain Management and Support Services Agreement, dated as of January 1, 2014, by and between PDIC and GC China in form and substance reasonably satisfactory to the Seller (the “China Management Termination Agreement”), duly executed by PDIC;
(xv)    a Trademark License Agreement, dated as of the Second Closing Date (the “China Trademark License Agreement”), by and among the Seller or its Affiliate and GC China which provides for the use of the “Stabiloy” trademark solely in China in the form attached hereto as Exhibit 6.1(f)(xv);
(xvi)    an agreement, dated as of the Second Closing Date, by and between PDIC and GC Australia to terminate, effective as of the Second Closing Date, that certain Management and Support Services Agreement, dated as of January 1, 2014, by and between PDIC and GC Australia in form and substance reasonably satisfactory to the Seller (the “Australia Management Termination Agreement”), duly executed by PDIC;
(xvii)    the resignations of all of the directors and officers of the Subject Companies (other than PDITL and PD Trading), effective as of the Second Closing Date;
(xviii)    For the purpose of the First Closing, (A) evidence that the following bank mandates of PDITL and PD Trading for all bank accounts opened with (aa) Bangkok Bank Public Company Limited and (bb) Siam Commercial Bank Public Company Limited and (cc) Kasikorn Public Company Limited, have been revised by the relevant commercial banks in accordance with the Buyer’s instructions provided at least three (3) Business Days prior to the First Closing Date, and (B) evidence that all other bank mandates of PDITL and PD Trading have been frozen for withdrawal for the five (5) Business Day period following the First Closing, and that the board or other governing body of each of PDITL and PD Trading has approved the change of such bank mandates within five (5) Business Days of the First Closing Date in accordance with the Buyer’s instructions provided at least three (3) Business Days prior to the First Closing Date;
(xix)    For the purpose of the Second Closing, (A) evidence that the bank mandates on key bank accounts of the Subject Companies (other than PDITL and PD Trading) as notified by the Seller within 30 days as from the date of this Agreement have been revised by the relevant commercial banks in accordance with the Buyer’s instructions provided at least three (3) Business Days prior to the Second Closing Date, and (B) evidence that all bank mandates for the remaining bank accounts of such Subject Companies have been frozen for withdrawal for the five (5) Business Day period following the Second Closing, and that the board or other governing body of each of such Subject Companies has approved the change of such bank mandates within five (5) Business Days of the Second Closing Date in accordance with the Buyer’s instructions provided at least three (3) Business Days prior to the Second Closing Date; and
(xx)    all other documents, certificates, instruments or writings required to be delivered by the Seller at or prior to the relevant Closing pursuant to this Agreement.
Any condition set forth in this Section 6.1 may be waived by the Buyer.
6.2    Conditions of the Seller’s Obligation. The Seller’s obligation to effect the Transactions is subject to the satisfaction of the following conditions precedent:
(a)    Representations and Warranties. Each representation and warranty set forth in ARTICLE II above shall be true and correct in all respects at and as of the relevant Closing Date, in each case as though then made (provided that any representation and warranty that addresses matters only as of a certain date shall be so true and correct in all respects as of that certain date), except to the extent the failure of such representations and warranties to be so true and correct (without regard to any “material,” “Buyer Material Adverse Change” or similar qualification) has not resulted in a Buyer Material Adverse Change.
(b)    Covenants. As of the relevant Closing, the Buyer shall have performed and observed in all material respects each covenant or other obligation required to be performed or observed by it pursuant to the Transaction Documents at or prior to the relevant Closing.
(c)    Antitrust Laws; Government Entity Approvals. As of the relevant Closing, all applicable waiting periods (and any extensions thereof) under the Antitrust Laws must have expired or otherwise terminated. All approvals and actions of or by, and all notices to, all Government Entities which are necessary to consummate the Transactions shall have been obtained or taken place, other than such approvals, actions and notices the failure of which to obtain would not result in a Buyer Material Adverse Change.
(d)    Third Party Consents. As of the relevant Closing, any and all consents, waivers, approvals, authorizations and notices which are necessary to consummate the Transactions shall have been obtained or delivered except such consents, waivers, approvals, authorizations and notices the failure of which to obtain would not result in a Buyer Material Adverse Change.
(e)    Proceedings. As of the relevant Closing, no Action or Proceeding shall be pending or threatened before any Government Entity the result of which would prevent, prohibit or make illegal the consummation of the Transactions or cause any such Transaction to be rescinded following such consummation, and no Order having any such effect shall exist.
(f)    Closing Documents. The Buyer shall have delivered to the Seller the following:
(i)    wire transfers representing the Purchase Price determined in accordance with Section 1.8, as adjusted, if at all, pursuant to Section 1.9;
(ii)    a certificate of an officer of the Buyer dated as of the relevant Closing Date and signed by an executive officer of the Buyer, certifying that the conditions in Section 6.2(a) and Section 6.2(b) have been met;
(iii)    a copy of the resolutions duly adopted by the board of directors and shareholders of the Buyer authorizing the execution, delivery and performance by the Buyer of each Transaction Document to which the Buyer is a party and the consummation of the Transactions, as in effect as of the relevant Closing, certified on behalf of Buyer by an officer of the Buyer (which such certification shall include a representation as to the incumbency and signatures of the officers of the Buyer executing the Transaction Documents);
(iv)    with respect to the First Closing, the Transition Services Agreement, duly executed by the Buyer or its Affiliate (including the Subject Companies); and with respect to the Second Closing, the joinder to the Transition Services Agreement, duly executed by the Buyer or its Affiliate (including the Subject Companies);
(v)    with respect to the First Closing, the Technical Support Agreement, duly executed by the Buyer or its Affiliate (including the Subject Companies); and with respect to the Second Closing, the joinder to the Technical Support Agreement, duly executed by the Buyer or its Affiliate (including the Subject Companies);

(vi)    evidence in a form reasonably satisfactory to the Seller of the termination, in each case, on or before the relevant Closing Date, of each guarantee or similar obligation issued by the Seller or its Affiliates for the benefit of the Subject Companies;
(vii)    a termination statement (or similar document) in a form reasonably satisfactory to the Seller evidencing the settlement on or before the First Closing Date of a certain loan from PDITL to General Cable Energy India Private Ltd.;
(viii)    with respect to the First Closing, the Thailand Technical Assistance Termination Agreement, duly executed by PDITL;
(ix)    with respect to the First Closing, the Thailand Management Termination Agreement, duly executed by PDITL;
(x)    with respect to the First closing, the Thailand Trademark License Agreement, duly executed by PDITL and PD Trading;
(xi)    with respect to the Second Closing, the China Management Termination Agreement, duly executed by GC China;
(xii)    with respect to the Second Closing, the China Trademark License Agreement, duly executed by GC China;
(xiii)    with respect to the Second Closing, the Australia Management Termination Agreement, duly executed by GC Australia;
(xiv)    with respect to the Second Closing, the names of the nominees to replace all of the directors and officers of the Subject Companies (other than PDITL and PD Trading);
(xv)    a general release of the Seller and the Equity Sellers, duly executed by the Buyer and in form and substance satisfactory to Seller and the Buyer; and
(xvi)    all other documents, certificates, instruments or writings required to be delivered by the Buyer at or prior to the relevant Closing pursuant to this Agreement.
Any condition set forth in this Section 6.2 may be waived by the Seller.

ARTICLE VII
DEFINITIONS

For the purposes of this Agreement, the following terms have the meanings set forth below:
“Action or Proceeding” means any action, suit, claim, hearing, proceeding or arbitration by any Person, or any investigation or audit by any Government Entity.
“Affiliate” means with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such first Person within the meaning of the United States Securities Exchange Act of 1934, as amended.
“Australia Equity” means 169,928,701 ordinary shares of the outstanding capital stock of GC Australia, representing 100.0% of the issued and outstanding equity of GC Australia.
“Australian GST” means goods and services tax charged under the Australian A New Tax System (Goods and Services Tax) Act 1999.
“Australian Privacy Laws” means the Privacy Act 1988 (Cth) or any other requirement under Australian law, industry code, policy or statement relating to the handling of personal information.
“Business” means the manufacturing operations of the business of the Companies conducted on the date of this Agreement.
“Business Agreements” means the Consent Agreements and the Other Business Agreements.
“Business Day” means any day excluding Saturday, Sunday and any day that is a legal holiday under the Laws of the State of New York or is a day on which banking institutions located in such State are authorized or required by Law to close.
“Business Employee” means each individual who works primarily or exclusively for the Business, including any temporary employee, and who, on the relevant Closing Date, is actively employed by the Companies including any employee who is on vacation leave or on other authorized leave of absence (other than long-term disability in cases in which the employee has no present expectation of continued employment), family or workers’ compensation leave, or military leave as of the relevant Closing Date, whether paid or unpaid; provided that the term Business Employee shall exclude any other inactive or former employee, including any individual who (a) is on long-term disability leave or unauthorized leave of absence, layoff with or without recall rights at the relevant Closing Date or (b) has been terminated or has terminated his or her employment or retired before the relevant Closing Date.

“Buyer Material Adverse Change” means a material adverse change in the ability of the Buyer to perform its obligations under this Agreement and the Transaction Documents or on the ability of the Buyer to consummate the Transactions.
“China Approval Authority” means the Ministry of Commerce of the PRC or its competent local counterpart which is delegated to approve the Transactions.
“China Equity” means 100% of the equity interest in GC China.
“Closing Costs” means all fees and expenses incurred by the Companies or the Sellers in connection with the Transactions or in connection with the proposed sale of the Companies, such as the fees and expenses of any investment bankers, lawyers, accountants and other outside financial and other advisors, the fees and expenses of the electronic data room and any Transaction related bonuses or other change of control payments.
“Closing Date WAIC” means the weighted-average cost of inventory with respect to the aggregate amount of aluminum in inventory as recorded on the books and records of a Company as of the close of business on the relevant Closing Date and shall be calculated as the gross value of the aggregate amount of aluminum-based inventory divided by the number of aluminum-equivalent pounds in inventory as of the relevant Closing Date.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company” means any Subject Company or Asset Seller and, collectively, the “Companies”.
“Company Equity” means the Australia Equity, the China Equity, the PDITL Equity and the PD Trading Equity.
“Company Material Adverse Change” means any material adverse change occurring after the date hereof in the Business, results of operations or financial condition of the Companies as a whole, which are materially affected for a material period of time, other than any material adverse change or effect arising from or related to the following (either alone or in combination): (a) any general condition affecting the industry in which the Business is engaged, (b) changes in any Law or applicable accounting regulations or principles, (c) the announcement or pendency of any of the Transactions, (d) any action taken by the Seller or the Companies at the Buyer’s request or pursuant to the Transaction Documents, (e) natural disaster or acts of war or terrorism or any escalation or material worsening of any such acts of war or terrorism existing as of the date hereof, (f) such change against which the Companies are insured, (g) general economic, political and financial market changes, foreign or domestic, including a military coup occurring in a country in which any Company does business, (h) any matters specifically disclosed in the Seller Disclosure Schedule, and (i) any change in foreign exchange rate.

“Company Tax Benefits” means the amount of reduction in Tax Liability realized and any Tax refunds obtained in any Tax period of the Companies that is attributable to (i.e. would not be available but for) any deductions available to the Companies with respect to the Transaction Payments; provided that no such reduction in Tax Liability or Tax refunds shall be taken into account as Company Tax Benefits (x) to the extent reflected as a reduction in Taxes payable for purposes of determining Net Working Capital, or (y) to the extent that they reduce amounts that the Sellers would otherwise have to pay pursuant to Section 4.12(a) or Section 4.12(b).
“Confidential Information Memoranda” means the confidential information memoranda provided to the Buyer in expectation of the Transactions.
“Confidentiality Agreement” means the Confidentiality Agreements regarding the confidentiality obligations of the Buyer, executed by the Seller and the Buyer as of February 17, 2015 and March 24, 2015.
“Consent Agreements” means the lease of the Leasehold Property.
“Contracts” means all written executory contracts, agreements, subcontracts, indentures, notes, bonds (including surety bonds), loans, instruments, leases, mortgages, franchises, licenses, purchase orders, sale orders, proposals, bids, understandings or commitments, which are legally binding.
“Default NZ GST” means any additional NZ GST, penalty (civil or otherwise), interest or other sum levied against the Seller under the NZ GST Act or the Tax Administration Act 1994 (NZ) by reason of non or late payment of the NZ GST payable in respect of the supply being made under this Agreement but does not include any such sum levied against the Seller by reason of a default by the Seller after payment of the NZ GST (including any Default NZ GST) to the Seller by the Buyer.
“Designated Affiliate” means an Affiliate of the Buyer which is designated by the Buyer and such designation (a) is reasonably acceptable to the Seller, (b) does not impede or delay in any way the ability of the Parties to close the Transactions, (c) does not directly or indirectly prejudice or increase the costs (including any Taxes) to the Seller or any Selling Affiliate and (d) is made in accordance with Sections 4.24 (Designated Affiliates) and 9.10 (Assignment). The Buyer acknowledges and agrees that any delay in any attempt to make such a designation will be considered in determining whether such designation is made in compliance with clauses (b) and (c) of this definition.
“Evaluation Material” means any information, documents or materials regarding the Companies or the Business furnished or made available to the Buyer and its Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions, including the Confidential Information Memoranda.
“GAAP” means United States generally accepted accounting principles as in effect from time to time.
“GC Action” means the investigations by the U.S. Securities and Exchange Commission (“SEC”) concerning the matters disclosed in the restated financial statements of the Seller filed on Forms 10-K/A and Forms 10-Q/A in March 2013 and January 2014, as well as earnings management activities by certain employees in the Seller’s Rest of World segment, the Foreign Corrupt Practices Act of 1977 investigations by the SEC and the U.S. Department of Justice, and the Seller’s internal investigations relating to those matters.
“GC Australia” means General Cable Australia PTY Limited, a company limited by shares incorporated under the laws of Australia.
“GC China” means General Cable (Tianjin) Alloy Products Co., Ltd., a limited liability company formed under the laws of the PRC.
“Government Entity” means any court, tribunal, arbitrator or any government or political subdivision thereof, whether federal, state, county, or any agency, authority, official or instrumentality of such governmental or political subdivision, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government.
“Governmental Authorization” means any approval, consent, ratification, waiver, license, permit, registration or other authorization issued or granted by any Government Entity.
“Indebtedness” means, with respect to any Person and as related to any Subject Company, without duplication: (i) all obligations of such Person for borrowed money (including any such obligations evidenced by bonds, debentures, notes or similar instruments); (ii) all lease obligations of such Person capitalized on the books and records of such Person; and (iii) all guaranties of such Person of any of the foregoing types of Indebtedness of any other Person.
“Indemnified Person” means any Person claiming indemnification under any provision of ARTICLE V.
“Indemnifying Person” means any Person(s) against whom a claim for indemnification is being asserted under any provision of ARTICLE V.
“Inland Revenue Department” means the New Zealand Inland Revenue Department, and includes the New Zealand Commissioner of Inland Revenue.
“Intercompany Loans” means: (i) the U.S. $26,000,000 revolving multi-currency credit facility pursuant to that certain Facility Agreement, dated as of December 5, 2008, by and between China Holdings (as successor in interest) and GC China, as amended by that certain Extension Agreement, dated as of November 20, 2012, by and between China Holdings and GC China; and (ii) the U.S. $21,000,000 revolving multi-currency credit facility pursuant to the terms of that certain Facility Agreement, dated as of February 25, 2010, by and between China Holdings and GC China, as amended by that certain Extension Agreement, dated as of January 30, 2013, by and between China Holdings and GC China.
“Knowledge” means (a) as it applies to representations and warranties made by the Seller in ARTICLE III, the actual knowledge of Gregory Kenny, as the Chief Executive Officer, and Brian Robinson, as the Chief Financial Officer, without any duty to investigate or conduct independent inquiry; and (b) as it applies to representations and warranties made by the Buyer in ARTICLE II, the actual knowledge of Mr. Chanin Yensudchai, without any duty to investigate or conduct independent inquiry.
“Law” means any law, statute, rule, regulation, ordinance and other pronouncement having the effect of law of any country or any state, county, city or other political subdivision or of any Government Entity.
“Leasehold Property” means all right, title and interest of Asset Seller in the property located at 505 Mt. Wellington Highway, Auckland, New Zealand (lessor Barion Investments Limited).
“Leave Benefits” means accrued entitlement to leave (including annual leave entitlement of up to five (5) days per New Zealand Business Employee, alternative holidays, long service leave and sick and bereavement leave (as defined in the Holidays Act 2003 (New Zealand)) of the New Zealand Business Employees who accept the Buyer’s offer of employment pursuant to Section 4.9(a), in each case attributable to their service with Asset Seller before the Second Closing Date.
“Liability” or “Liabilities” means any and all debts, liabilities and obligations of any nature whatsoever, whether accrued or fixed, absolute or contingent, mature or unmatured or determined or indeterminable.
“Lien” means any mortgage, lien, pledge, charge, security interest, claim, contractual restriction, easement, right-of-way, option, conditional sale or other title retention agreement or encumbrance of any kind.
“Loss” means any direct or indirect Liability, indebtedness, claim, loss, damage, Lien, deficiency, obligation, judgment, penalty, responsibility or other costs or expenses (including reasonable attorneys’ fees and expenses paid in connection with any of the foregoing), in each case after deducting all insurance proceeds in connection with any of the foregoing and excluding any punitive damages, lost profit, diminution in value or other special, exemplary or consequential damages or Liabilities.

“Net Cash Amount” means the aggregate amount of cash and cash equivalents, each determined in accordance with GAAP, held on the balance sheet as of the relevant determination date for: (i) PDITL; (ii) PD Trading; (iii) GC China; and (iv) GC Australia, less Indebtedness of each such Subject Company, including all accrued but unpaid interest thereon and any other amounts payable with respect thereto.
“Net Working Capital” means, as of any date, the Working Capital of a Company, but excluding, for the avoidance of doubt, any amount which is included in the calculation of the Net Cash Amount.
“Neutral Accounting Firm” means an independent accounting firm of nationally recognized standing which firm is not the regular auditing firm of any of the Buyer, the Companies or the Equity Sellers.
“New Zealand Business Employee” means an employee of Asset Seller at the date of this Agreement.
“NZ GST” means goods and services tax under the Goods and Services Tax Act 1985 (New Zealand) (the “NZ GST Act”).
“NZ Income Tax Act” means the Income Tax Act 2007 (New Zealand).
“Order” means any writ, judgment, decree, injunction or similar order of any Government Entity, in each case whether preliminary or final.
“Other Business Agreements” means all other deeds, arrangements, agreements or understandings relating to the operation of the Business entered into by Asset Seller in the ordinary course of the operation of the Business before Closing to the extent that the same have not been performed at Closing, excluding: (i) any insurance policies; and (ii) any agreements that are or relate to the Excluded Assets.
“PD Trading” means PDTL Trading Company Limited, a Thailand limited company.
“PD Trading Equity” means 4,900 shares of the outstanding capital stock of PD Trading, representing 49.00% of the issue and outstanding equity of PD Trading.
“PDITL” means Phelps Dodge International (Thailand) Limited, a Thailand limited company.
“PDITL Equity” means 33,206 shares of the outstanding capital stock of PDITL, representing 75.47% of the issued and outstanding equity of PDITL.
“Permitted Liens” means Liens as a result of: (a) the constitutional documents of a Company; (b) liens for Taxes not yet due and payable; (c) mechanics’, carriers’, workmen’s,

repairmen’s or other like liens arising or incurred in the ordinary course of business consistent with past practice or amounts that are not delinquent and which are not, individually or in the aggregate, material to the Business; (d) easements, rights of way, zoning ordinances and other similar encumbrances affecting real property which are not, individually or in the aggregate, material to the Business; or (e) liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice which are not, individually or in the aggregate, material to the Business.
“Person” means any individual, partnership, corporation, association, limited liability company, joint stock company, a trust, joint venture, firm, association, unincorporated organization, Government Entity or other entity.
“PRC” means the People’s Republic of China, which, for purposes of this Agreement, exclude the Hong Kong Special Administrative Region and the Macau Special Administrative Region.
“Preliminary Net Cash Amount” means: (i) for PDITL, $4,659,076 after giving effect to the Pro-Rata Percentage Interest ($6,173,414 before giving effect to the Pro-Rata Percentage Interest); (ii) for PD Trading, $498,514 after giving effect to the Pro-Rata Percentage Interest ($1,017,375 before giving effect to the Pro-Rata Percentage Interest); (iii) for GC China, $20,273,048; and (iv) for GC Australia, $4,790,632. The aggregate Preliminary Net Cash Amount (after giving effect to the relevant Pro-Rata Percentage Interest) is $30,221,269, all of which have been determined from the management account of each of the Companies as of May 29, 2015.
“Prime Rate” means the prime rate of interest as from time to time published by The Wall Street Journal (Eastern Edition).
“Pro-Rata Percentage Interest” means: (i) for PDITL, 75.47%; (ii) for PD Trading, 49.00%; (iii) for GC China, 100.00%; and (iv) for GC Australia, 100.00%.
“Representatives” means with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.
“Seller Disclosure Schedule” or “Disclosure Schedules” means the disclosure schedule constituting exceptions to and applicable disclosures associated with the Seller’s representations and warranties set forth in ARTICLE III hereof, prepared and delivered by the Seller concurrently with the execution of this Agreement, as the same may be amended or supplemented from time to time, as required and/or permitted herein.

“Seller Material Adverse Change” means a material adverse change in the ability of the Seller to perform its obligations under this Agreement and the Transaction Documents or on the ability of the Seller to consummate the Transactions.
“Selling Affiliates” means, collectively, the Asset Seller and the Equity Sellers.
“Subject Companies” means GC Australia, GC China, PDITL and PD Trading.
“Target Net Working Capital” means: (i) for PDITL, $28,000,000 before giving effect to the Pro-Rata Percentage Interest; (ii) for PD Trading, $0 before giving effect to the Pro-Rata Percentage Interest; (iii) for GC China, $15,000,000; (iv) for GC Australia, $7,000,000; and (v) for Asset Seller, $25,000,000.
“Tax” or “Taxes” means: (a) any foreign, federal, state or local income taxes, charges, duties, levies, imposts or other similar assessments imposed by a Government Entity, including all income, earnings, profits, gross receipts, franchise, capital stock, net worth, sales, use, value added, occupancy, general property, real property, personal property, intangible property, transfer, fuel, excise, parking, payroll, withholding, unemployment compensation, workers’ compensation, social security, retirement, pension plan or other tax of any nature; or (b) any deficiency, interest or penalty imposed with respect to any of the foregoing.
“Tax Contest” means an audit, claim, dispute or controversy relating to Taxes.
“Tax Returns” means all returns and reports, amended returns, information returns, statements, declarations, estimates, schedules, notices, notifications, forms, elections, certificates or other documents required to be filed or submitted to any Government Entity with respect to the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of, or compliance with, any Tax.
“Transaction Documents” means, collectively, this Agreement, the Transition Services Agreement, the Thailand Technical Assistance Termination Agreement, the Thailand Management Termination Agreement, the Thailand Trademark License Agreement, the China Management Termination Agreement, the China Trademark License Agreement, and the Australia Management Termination Agreement.
“Transaction Payments” means the Closing Costs, the accelerated write-off of deferred finance fees and loan costs, all other legal, accounting, investment banking and other fees and expenses paid by the Seller prior to the relevant Closing or by the Companies and any bonuses paid to employees or other service providers, in each case, in connection with the transactions that are the subject of this Agreement and the relevant Closing.
“Transactions” means the transactions contemplated by the Transaction Documents.

“Transfer Taxes” means any excise, sales, use, stock transfer, real property transfer, transfer, stamp, registration, VAT, documentary, recording or similar Tax (other than NZ GST) imposed by any Government Entity, including any interest, addition to tax or penalties related thereto, incurred as a result of the sale of the Company Equity pursuant to this Agreement.
“Transferred Employee” means a New Zealand Business Employee who accepts an offer of employment from the Buyer in accordance with Section 4.9(a), such New Zealand Business Employee being considered a Transferred Employee from the Second Closing Date.
“VAT” means any value-added Tax, goods and services Tax or similar Tax (other than NZ GST).
“Working Capital” means (a) the sum of: (i) Total Inventories; (ii) Accounts Receivable; and (iii) Other Operating Receivables, minus (b) the sum of (i) Accounts Payable; and (ii) Other Operating Liabilities, where each of the terms “Total Inventories,” “Accounts Receivable,” “Other Operating Receivables,” “Accounts Payable” and “Other Operating Liabilities” shall have the meaning given to such terms in Schedule 7.
INDEX OF OTHER DEFINED TERMS

Term	Section Reference
Accounting Arbitrator	1.9(d)
Adjustment Calculation	1.9(b)
Adjustment Notice	1.9(b)
Agreement	Preamble
Antitrust Laws	4.7(b)
Asset Purchase Price	1.6(b)(v)
Asset Seller	Recitals
Assets	3.3(e)
Assumed Liabilities	1.4
Australia Equity Purchase Price	1.6(b)(iv)
Australia Holdings	Recitals
Australia Management Termination Agreement	6.1(f)(xvi)
Buyer	Preamble
Check-the-Box Election	4.12(g)(iv)
China Approval Documents	1.8(d)
China Equity Purchase Price	1.6(b)(iii)
China Holdings	Recitals
China Management Termination Agreement	6.1(f)(xiv)
China Trademark License Agreement	6.1(f)(xv)
Claim Notice	5.4
Closing	1.7

Closing Balance Sheet	1.9(b)
Closing Date	1.7
Closing Date WAIC Calculation	1.9(b)
Closings	1.7
Competing Business	4.18(a)
Competing Business’s Gross Revenue Percentage	4.18(e)
Covered Persons	4.11(a)
Equity Sellers	Recitals
Estimated Closing Balance Sheet	1.9(a)
Estimated Net Cash Amount	1.9(a)
Estimated Net Working Capital	1.9(a)
Estimates	1.9(a)
Excluded Assets	1.3
Excluded Liabilities	1.5
Financial Statements	3.6
First Closing	1.7
First Closing Date	1.7
Fundamental Representations	5.1
GC Industries	Recitals
GK Tech	Recitals
Global Holdings	Recitals
Governmental Antitrust Authority	4.7(a)
Material Contract	3.9
Material Distributors	6.1(f)(iii)
Net Cash Amount Calculation	1.9(b)
Net Working Capital Calculation	1.9(b)
Netherlands Holdings	Recitals
New Thailand Authorized Directors	4.14
New Thailand Directors	4.14
New Zealand Allocation Schedule	1.6(d)
Notice of Exercise	4.18(e)
Notice of Withholding	1.10
Objection Notice	1.9(c)
Overseas Holdings	Recitals
Parties	Preamble
PD Trading Equity Purchase Price	1.6(b)(ii)
PDIC	Recitals
PDITL Equity Purchase Price	1.6(b)(i)
Pre-Closing Tax Period	4.12(a)
Purchase Price	1.6(a)
Purchase Right	4.18(e)
Purchase Right Notice	4.18(e)

Purchased Assets	1.2
Reorganization	4.17
Restricted Period	4.18(a)
Restricted Region	4.18(a)
Second Closing	1.7
Second Closing Date	1.7
Seller	Preamble
Settlement Date	1.9(f)
Share Transfer Documents	1.8(g)
Straddle Tax Period	4.12(b)
Target	4.18(e)
Target Transaction	4.18(e)
Tax Dispute Accountant	4.13(i)
TCRCL	4.14
Technical Support Agreement	6.1(f)(vii)
Thailand Director-Shareholders	4.15
Thailand Holdings	Recitals
Thailand Management Termination Agreement	6.1(f)(ix)
Thailand Technical Assistance Termination Agreement	6.1(f)(viii)
Thailand Trademark License Agreement	6.1(f)(x)
Third-Party Claim	5.5
Transition Services Agreement	6.1(f)(vi)

ARTICLE VIII
TERMINATION
8.1    Termination. This Agreement may be terminated:
(a)    at any time prior to the relevant Closing by mutual written agreement of the Buyer and the Seller;
(b)    by either the Buyer or the Seller if a material breach of any provision of this Agreement has been committed (in the case of termination by the Buyer, a breach by the Seller, and in the case of termination by the Seller, a breach by the Buyer), such breach results in a relevant Closing condition becoming incapable of being satisfied and such material breach has not been waived in writing; provided that a material breach described above shall not give rise to a right to terminate this Agreement under this Section 8.1(b) unless and until (i) the non-breaching Party delivers a written notice to the breaching Party, notifying the breaching Party of the breach (including a reasonable description thereof) and (ii) the breaching Party fails to cure such breach within ten (10) days after delivery of such written notice;
(c)    (i) by the Buyer, if any of the conditions in Section 6.1 has not been satisfied as of the relevant Closing Date or if satisfaction of such a condition is or becomes incapable of fulfillment (other than through the failure of the Buyer to comply with its obligations under this Agreement) and the Buyer has not waived in writing such condition on or before the relevant Closing Date; or (ii) by the Seller, if any of the conditions in Section 6.2 has not been satisfied as of the relevant Closing Date or if satisfaction of such a condition is or becomes incapable of fulfillment (other than through the failure of the Seller to comply with its obligations under this Agreement) and the Sellers has not waived in writing such condition on or before the relevant Closing Date;
(d)    by either the Buyer or the Seller if (i) the Transactions shall violate any Order that shall have become final and nonappealable or (ii) there shall be a Law which makes the Transactions illegal or otherwise prohibited; or
(e)    by the Buyer or the Seller if the Second Closing shall not have occurred on or before December 31, 2015; provided that the right to terminate this Agreement under this subsection (e) shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or resulted in, the failure of the Closings to occur prior to such date;
provided that the Party seeking termination pursuant to Sections (a), (b), (c), (d) or (e) above is not then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement, provided further that such notice of termination is provided in writing.
8.2    Effect of Termination. Each Party’s right of termination under Section 8.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies. In the event of termination of this Agreement pursuant to Section 8.1, all obligations of the Parties under this Agreement will terminate, except that the obligations of the Parties in this Section 8.2, Section 2.3 (Broker Fees), Section 4.5 (Publicity and Confidentiality), and ARTICLE IX (Miscellaneous) will survive; provided that, if this Agreement is terminated because of a breach of this Agreement by the non-terminating Party or because one or more of the conditions to the terminating Party’s obligations under this Agreement are not satisfied as a result of the non-terminating Party’s failure to comply with its obligations under this Agreement, the terminating Party’s right to pursue all legal remedies will survive such termination unimpaired. In the event of termination of this Agreement, and regardless of the reason for the termination, the Confidentiality Agreement and any agreement executed by the Buyer in connection with the receipt of the Confidential Information Memoranda of the Company shall continue in full force and effect.
ARTICLE IX
MISCELLANEOUS
9.1    Australian Privacy Laws. The Buyer agrees to comply with all Australian Privacy Laws by which it is bound in connection with personal information. The Buyer must not do anything with personal information (including disclosure) that may cause the Seller to be in breach of the Australian Privacy Laws to which the Buyer is bound, or of which the Seller has notified the Buyer. If the Seller is required or authorized by this Agreement or by Law to retain any personal information which is part of the confidential information, the Seller may use and disclose that personal information for the purpose for which it is required or authorized to be retained under this Agreement or as required by such Law.
9.2    Expenses. Whether or not the Transactions are consummated, and except as otherwise provided in this Agreement, each Party to this Agreement shall bear its respective fees, costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement or the Transactions (including legal, accounting and other professional fees).
9.3    Stamp Duty. The Buyer agrees to pay all stamp duty (including fines and penalties) chargeable, payable or assessed in relation to this Agreement or any transaction contemplated hereby, including the transfer of the Company Equity and Purchased Assets to the Buyer. The Buyer indemnifies and must keep indemnified the Seller against any liability with respect to stamp duty (including fines and penalties) which is the responsibility of the Buyer pursuant to this Section 9.3. Any payment under this indemnity must be made as soon as reasonably practicable following a written demand by the Seller.
9.4    Governing Law. This Agreement will be governed by and construed in accordance with the internal Laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of Law principles that would require the application of any other Law.
9.5    Jurisdiction; Service of Process. Any Action or Proceeding arising out of or relating to this Agreement or any of the Transactions may be brought in the federal and state courts located in New York City, New York, and each of the Parties irrevocably submits to the exclusive jurisdiction of such courts in any such Action or Proceeding, waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of the Action or Proceeding shall be heard and determined only in any such court and agrees not to bring any Action or Proceeding arising out of or relating to this Agreement or any of the Transactions in any other court. The Parties agree that any or all of them may file a copy of this Section 9.5 with any court as written evidence of the knowing, voluntary and bargained-for agreement among the Parties irrevocably to waive any objections to venue or to convenience of forum. Process in any Action or Proceeding referred to in the first sentence of this Section 9.5 may be served on any Party anywhere in the world.
9.6    Waiver of Jury Trial. THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM

MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY ACTION OR PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.
9.7    Attorneys’ Fees. If any Action or Proceeding for the enforcement of this Agreement is brought with respect to or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions hereof, the successful or prevailing Party shall be entitled to recover reasonable attorneys’ fees and other costs incurred in that Action or Proceeding, in addition to any other relief to which it may be entitled.
9.8    Waiver; Remedies Cumulative. The rights and remedies of the Parties to this Agreement are cumulative and not alternative. Neither any failure nor any delay by any Party in exercising any right, power or privilege under this Agreement or any of the other Transaction Documents will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable Law, (a) no claim or right arising out of this Agreement or any of the other Transaction Documents can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Parties; (b) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one Party will be deemed to be a waiver of any obligation of that Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or any of the other Transaction Documents.
9.9    Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be deemed given to a Party when (a) delivered by hand, (b) one (1) Business Day after being sent by a nationally recognized overnight courier service (costs prepaid), (c) sent by facsimile or email with confirmation of transmission by the transmitting equipment, or (d) received by the addressee, if sent by certified, registered or recorded mail, postage prepaid and return receipt requested, in each case to the following:
If to Buyer to:

M M Logistics Co., Ltd.
978 Srinakarin Road,
Suanlaung, Suanlaung,
Bangkok, Thailand 10250
Tel: 66 (0) 81 984 6638

Attention: Directors

with a copy to:

Hunton & Williams (Thailand) Limited
34th Floor, Q. House Lumpini Building,
1 South Sathorn Road,
Thungmahamek, Sathorn,
Bangkok 10120 Thailand
Attention: Mr. Chinawat Assavapokee
Direct Number: 66 (0) 2645 8884
Tel: 66 (0) 2645 8800
Fax Number: 66 (0) 2645 8880
Cellphone Number: 66 (0) 91772 7423
Email Address: chinawat@hunton.com

If to Seller to:

General Cable Corporation
4 Tesseneer Drive
Highland Heights, Kentucky 41076-9753
Attention: General Counsel
Fax Number: (859) 572 8444
Email Address: legal@generalcable.com

with a copy to:

Blank Rome LLP
One Logan Square
130 North 18th Street
Philadelphia, PA 19103-6998
Attention: Mr. Alan H. Lieblich
Tel: (215) 569 5693
Fax Number: (215) 832 5693
Cellphone Number: (267) 237 2538
Email Address: lieblich@blankrome.com

Any Party may change its contact information for notices and other communications hereunder by notice to the other Parties hereto in accordance with this Section 9.9.
9.10    Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of the Parties hereto and their respective successors and assigns;

provided, that this Agreement and the rights and obligations hereunder shall not be assignable or transferable by any Party without the prior written consent of the other Parties hereto, except that the Seller may assign all or part of its rights, interests and obligations under this Agreement to any Affiliate of the Seller without the Buyer’s prior written consent, provided, that the Seller shall not be relieved of its obligations under this Agreement, and any reference in this Agreement to “Seller” shall be deemed to include the assignee. Notwithstanding the foregoing, the Buyer may delegate the performance of its obligations (other than the obligation to pay the Purchase Price) to a Designated Affiliate in accordance with Section 4.24 so long as the Buyer remains fully responsible for the performance of the delegated obligation. Nothing expressed or referred to in this Agreement will be construed to give any Person, other than the parties to this Agreement, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement except such rights as may inure to a successor or permitted assignee under this Section 9.10; provided, however, that after the relevant Closing, the Covered Persons shall be third party beneficiaries of, and entitled to enforce, Section 4.11.
9.11    No Third-Party Beneficiaries. Except for contemplated third party beneficiaries as expressly provided otherwise in this Agreement (including provisions benefiting the Persons contained in Section 4.8, Section 4.9 and Section 4.11 hereof and ARTICLE V hereof), this Agreement is for the sole benefit of the Parties hereto and their permitted successors and assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the Parties hereto and such successors and assigns, any legal or equitable rights, remedy or claim hereunder.
9.12    Amendments. No amendment to this Agreement shall be effective unless it shall be in writing and signed by the Buyer and the Seller, and, with respect to enforceability in the PRC, approved by the China Approval Authority.
9.13    Disclosure Schedules. The Seller Disclosure Schedule shall be subject to the following terms and conditions: (a) all disclosures in the Financial Statements shall be deemed to be disclosed on all sections of the Disclosure Schedules; (b) any item disclosed in any particular part of the Disclosure Schedules shall be deemed to be disclosed in all parts of the Disclosure Schedules; (c) no disclosure of any matter contained in the Disclosure Schedules shall create an implication that such matter meets any standard of materiality (matters reflected in the Disclosure Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedules; such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature, nor shall the inclusion of any item be construed as implying that any such item is “material” for any purpose); (d) any disclosures contained in the Disclosure Schedules which refer to a document are qualified in their entirety by reference to the text of such document, a true and complete copy of which was included in the due diligence information supplied to the Buyer; and (e) headings and introductory language have been inserted on the sections of the Disclosure Schedules for convenience of reference only and shall to no extent have the effect of amending or changing the express description of the sections as set forth in this Agreement.

9.14    Non-Recourse. No past, present or future director, manager, officer, employee, incorporator, agent, attorney or Representative of the Companies, the Equity Sellers or the Seller or any of their respective Affiliates shall have be deemed to (a) have made any representations or warranties in connection with the Transactions, or (b) have any personal Liability to the Buyer for any obligations or Liabilities of the Companies or the Seller under this Agreement for any claim based on, in respect of, or by reason of, the Transactions. It is further understood that any certificate or certification contemplated by this Agreement and executed by an officer of a Party shall be deemed to have been delivered only in such officer’s capacity as an officer of such Party (and not in his or her individual capacity) and shall not entitle any Party to assert a claim against such officer in his or her individual capacity.
9.15    Construction. In construing this Agreement, including the Exhibits and Schedules hereto, the following principles shall be followed: (a) the terms “herein,” “hereof,” “hereby,” “hereunder” and other similar terms refer to this Agreement as a whole and not only to the particular Article, Section or other subdivision in which any such terms may be employed; (b) except as otherwise set forth herein, references to Articles, Sections, Schedules and Exhibits refer to the Articles, Sections, Schedules and Exhibits of this Agreement, which are incorporated in and made a part of this Agreement; (c) a reference to any Person shall include such Person’s predecessors; (d) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP; (e) no consideration shall be given to the headings of the Articles, Sections, Schedules, Exhibits, subdivisions, subsections or clauses, which are inserted for convenience in locating the provisions of this Agreement and not as an aid in its construction; (f) the word “includes” and “including” and their syntactical variants mean “includes, but is not limited to” and “including, without limitation,” and corresponding syntactical variant expressions; (g) a defined term has its defined meaning throughout this Agreement, regardless of whether it appears before or after the place in this Agreement where it is defined, including in any Schedule or Exhibit; (h) the word “dollar” and the symbol “$” refer to the lawful currency of the United States of America; and (i) the plural shall be deemed to include the singular and vice versa.
9.16    Entire Agreement. This Agreement (including any Exhibit or Schedule attached hereto) and the Transaction Documents contain the entire agreement and understanding among the Parties hereto with respect to the subject matter hereof and, except as explicitly set forth herein, supersede all prior and contemporaneous oral and written agreements and understandings relating to such subject matter. Notwithstanding the foregoing, the Confidentiality Agreement shall remain in effect in accordance with its terms and the terms hereof.
9.17    Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

9.18    Mutual Drafting. The Parties hereto are sophisticated and have been represented by counsel who have carefully negotiated the provisions hereof. As a consequence, the Parties do not intend that the presumptions of any Laws or other rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement and therefore waive their effects.
9.19    Counterparts; Facsimile. This Agreement may be executed in one or more counterparts, including by facsimile or email, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to the other Party.
9.20    Limitation on Liability. NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT OR ANY TRANSACTION DOCUMENTS TO THE CONTRARY, IN NO EVENT SHALL ANY PARTY OR ANY OF ITS AFFILIATES BE LIABLE FOR ANY SPECIAL, INCIDENTAL, INDIRECT, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS, LOSS OF REVENUE OR LOST SALES) IN CONNECTION WITH ANY CLAIMS, LOSSES, DAMAGES OR INJURIES ARISING OUT OF THE CONDUCT OF SUCH PARTY PURSUANT TO THIS AGREEMENT REGARDLESS OF WHETHER THE NONPERFORMING PARTY WAS ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OR NOT.
9.21    Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Buyer in accordance with their specific terms or were otherwise breached by the Buyer. The Parties accordingly agree that, prior to the termination of this Agreement pursuant to Section 8.1, in addition to any other remedy to which the Parties are entitled at law or in equity, each Party is entitled to injunctive relief to prevent breaches of this Agreement by the other Party and otherwise to enforce specifically the provisions of this Agreement against such Party. Each Party expressly waives any requirement that the other Party obtains any bond or provides any indemnity in connection with any action seeking injunctive relief or specific enforcement of the provisions of this Agreement.
9.22    No Joint Venture. Nothing in this Agreement creates a joint venture or partnership between the Parties. This Agreement does not authorize either Party (a) to bind or commit, or to act as an agent, employee or legal representative of, the other Party, except as may be specifically set forth in other provisions of this Agreement, or (b) to have the power to control the activities and operations of the other Party. The Parties are independent contractors with respect to each other under this Agreement. Each Party agrees not to hold itself out as having any authority or relationship contrary to this Section 9.22.
9.23    Effectiveness. This Agreement, for purposes of enforceability in the PRC, shall become effective on the date on which this Agreement is approved by the China Approval

Authority. For all jurisdictions except for the PRC, this Agreement shall become effective on the date on which this Agreement is duly executed by each of the Parties hereto.

[SIGNATURES ON NEXT PAGE]

INTENDING TO BE LEGALLY BOUND, the undersigned Parties have executed this Purchase Agreement as of the date first written above.

BUYER:

M M LOGISTICS CO., LTD.

By: /s/ Vonnarat Tangkaravakoon
Name: Vonnarat Tangkaravakoon
Title: Authorized Director

SELLER: GENERAL CABLE CORPORATION

By: /s/ Diana Toman )
Name: Diana Toman Title: Attorney-in-fact

Schedules

Schedule 1.6(D)    New Zealand Allocation Schedule
Schedule 4.7        Documents to be Submitted to the China Approval Authority
Schedule 6.1(C)        Antitrust Laws; Government Entity Approvals
Schedule 6.1(D)        Third Party Consents
Schedule 7        Working Capital Terminology
Seller Disclosure Schedule

Exhibits

Exhibit 1.6        New Zealand Allocation Methodology
Exhibit 1.8(C)        Form of Share Transfer Document
Exhibit 4.18        Non-Competing Products
Exhibit 6.1(F)(VI)    Form of Transition Services Agreement
Exhibit 6.1(F)(VII)    Form of Technical Assistance and Support Agreement
Exhibit 6.1(F)(X)    Form of Thailand Trademark License Agreement
Exhibit 6.1(F)(XV)    Form of China Trademark License Agreement

The schedules and exhibits to the purchase agreement are omitted pursuant to Item 601(b)(2) of Regulation S-K. General Cable agrees to furnish supplementally to the SEC, upon request, a copy of any omitted schedule or exhibit.